                                    FORM 6-K


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549





                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                For the period 1 November 2001 to 3 December 2001

                   TELECOM CORPORATION OF NEW ZEALAND LIMITED

         _______________________________________________________________

                 (Translation of registrant's name into English)



      Telecom Networks House, North Tower, 66-68 Jervois Quay, Wellington,
                                   New Zealand

         _______________________________________________________________

                    (Address of principal executive offices)


              The registrant will file annual reports on Form 20-F


                               (File No. 1-10798)



                     ______________________________________

                                    CONTENTS



                 This report on Form 6-K contains the following:


                 1.    First Quarter Results to 30 September 2001
                       ------------------------------------------

                 1.1   Condensed Financial Statements
                 1.2   Management Commentary
                 1.3   Media Release -13 November 2001
                 1.4   Historical Restated Quarterly Financial Information
                 1.5   Appendix 1 plus Annexure One

                 2.    Miscellaneous Press Releases
                       ----------------------------

                 2.1   Telecom and Alcatel Move Towards Strategic
                       Relationship-dated 13 November 2001







                      _____________________________________

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                 TELECOM CORPORATION OF NEW
                                                      ZEALAND LIMITED


                                              By:     /s/ Linda Cox
                                                     --------------
                                                     Linda Marie Cox
                                                     Company Secretary


                                              Dated: 3 December 2001

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                 CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

For the three months ended 30 September

                                                                Three months ended  Year ended
                                                                   30 September      30 June
                                                                ------------------  ----------
                                                                  2001       2000      2001
----------------------------------------------------------------------------------  ----------
(Dollars in millions, except per share amounts)         notes      NZ$        NZ$       NZ$
----------------------------------------------------------------------------------  ----------
Operating revenues
     Local service                                                 267        266     1,071
     Calling                                              2        442        452     1,816
     Interconnection                                                28         20        97
     Cellular and other mobile services                            200        208       865
     Internet                                                       50         38       169
     Data                                                          163        130       601
     Other operating revenues                             2        256        177     1,029
     Abnormal revenues                                    3          -          -       (12)
                                                                ------------------  ----------

                                                                 1,406      1,291     5,636
                                                                ------------------  ----------
Operating expenses
     Labour                                                        149        138       572
     Cost of sales                                                 477        429     1,852
     Other operating expenses                                      243        214       909
     Abnormal expenses                                    3          -          -       256
                                                                ------------------  ----------

                                                                   869        781     3,589
                                                                ------------------  ----------

Earnings before interest, taxation, depreciation and
     amortisation                                                  537        510     2,047

Depreciation and amortisation                             4        198        167       722
                                                                ------------------  ----------

Earnings before interest and taxation                              339        343     1,325

Interest income                                                      4         12        53
Interest expense                                                  (102)       (95)     (434)
                                                                ------------------  ----------

Earnings before income tax                                         241        260       944

Income tax expense                                                 (90)       (87)     (283)
                                                                ------------------  ----------

Earnings after income tax                                          151        173       661

Share of losses of associate companies after income
tax                                                                  -        (11)      (18)

Minority interests in profits of subsidiaries                        -         (1)        -
                                                                ------------------  ----------
Net earnings attributable to shareholders                          151        161       643
                                                                ==================  ==========
Net earnings per share                                          $0.081     $0.092    $0.364
                                                                ==================  ==========


Weighted average number of ordinary
     shares outstanding (in millions)                            1,857      1,756     1,767
                                                                ==================  ==========

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                  CONSOLIDATED STATEMENT OF MOVEMENTS IN EQUITY

For the three months ended 30 September

                                                                 Three months ended 30         Year ended
                                                                       September                30 June
                                                               --------------------------     -------------
                                                                    2001          2000            2001
-----------------------------------------------------------------------------------------     -------------
(Dollars in millions)                                  notes         NZ$           NZ$             NZ$
-----------------------------------------------------------------------------------------     -------------
Equity at the beginning of the period                              2,003         1,219           1,219

Net earnings attributable to shareholders                            151           161             643
Movement in foreign currency translation reserve                      (9)           58             (61)
                                                               --------------------------     -------------

Total recognised revenues and expenses for the period                142           219             582

Movement in minority interests                                         -             2             (83)
Dividends                                                5          (106)            -            (303)
Tax credit on supplementary dividends                                 12             -              34
Capital contributed                                      6            17            14             554
                                                               --------------------------     -------------

Equity at the end of the period                                    2,068         1,454           2,003
                                                               ==========================     =============

Represented by:

Contributed capital                                                1,499           942           1,482
Foreign currency translation reserve                                 (21)          107             (12)
Minority interests                                                     6            91               6
Retained earnings                                                    584           314             527
                                                               --------------------------     -------------

                                                                   2,068         1,454           2,003
                                                               ==========================     =============

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                  CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As at 30 September

                                                                       30 September             30 June
                                                                 ------------------------     ------------
                                                                    2001         2000             2001
-----------------------------------------------------------------------------------------     ------------
(Dollars in millions)                                 notes          NZ$           NZ$             NZ$
-----------------------------------------------------------------------------------------     ------------
ASSETS

Current assets:

Cash                                                                  136           62               94
Short-term investments                                                240          474              115
Receivables and prepayments                                         1,152        1,006            1,043
Inventories                                                            99           36               38
                                                                 ------------------------     ------------

Total current assets                                                1,627        1,578            1,290

Long-term investments                                               1,076          499              737
Intangibles                                                         1,964        1,658            2,044
Fixed assets                                                        4,825        4,356            4,901
                                                                 ------------------------     ------------

Total assets                                                        9,492        8,091            8,972
                                                                 ========================     ============


LIABILITIES AND EQUITY

Current liabilities:

Bank overdraft                                                         53            9               18
Accounts payable and accruals                                       1,427        1,247            1,404
Provisions - current                                                   58            8               59
Debt due within one year                                            2,600        1,431            2,165
                                                                 ------------------------     ------------

Total current liabilities                                           4,138        2,695            3,646

Deferred taxation                                                       2           79               23
Provisions - non-current                                                2            2                2
Long-term debt                                                      3,282        3,861            3,298
                                                                 ------------------------     ------------

Total liabilities                                                   7,424        6,637            6,969
                                                                 ------------------------     ------------

Commitments and contingent liabilities                 7,8

Equity:

Shareholders' funds                                                 2,062        1,363            1,997
Minority interests                                                      6           91                6
                                                                 ------------------------     ------------

Total equity                                                        2,068        1,454            2,003
                                                                 ------------------------     ------------

Total liabilities and equity                                        9,492        8,091            8,972
                                                                 ========================     ============

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS

For the three months ended 30 September

                                                                                  Three months ended 30         Year ended
                                                                                        September                 30 June
                                                                                --------------------------     -------------
                                                                                   2001           2000             2001
----------------------------------------------------------------------------------------------------------     -------------
(Dollars in millions)                                                     note      NZ$            NZ$              NZ$
----------------------------------------------------------------------------------------------------------     -------------
Cash flows from operating activities
Cash was provided from/(applied to):
  Cash received from customers                                                     1,246         1,153            5,172
  Proceeds from cross border leases                                                   21            20               20
  Interest income                                                                      -            12               54
  Dividend income                                                                      -             1              248
  Payments to suppliers and employees                                               (942)         (691)          (3,114)
  Restructuring, onerous contracts and Year 2000 payments                             (1)           (1)              (5)
  Income tax paid                                                                      -             -             (184)
  Interest paid on debt                                                              (76)          (83)            (433)
                                                                                --------------------------     -------------
Net cash flows from operating activities                                   10        248           411            1,758
                                                                                --------------------------     -------------
Cash flows from investing activities
Cash was provided from/(applied to):
  Sale of fixed assets                                                                34             6               37
  (Purchase)/sale of short-term investments, net                                    (125)          134              537
  Purchase of long-term investments                                                 (325)          (46)            (309)
  Acquisition of AAPT Limited, excluding cash acquired                                 -             -             (635)
  Purchase of fixed assets                                                          (183)         (255)          (1,478)
  Capitalised interest paid                                                           (5)           (6)             (44)
                                                                                --------------------------     -------------
Net cash flows applied to investing activities                                      (604)         (167)          (1,892)
                                                                                --------------------------     -------------
Cash flows from financing activities
Cash was provided from/(applied to):
  Proceeds from long-term debt                                                        77            56              412
  Repayment of long-term debt                                                         (8)          (81)            (513)
  Proceeds/(repayment) of short-term debt, net                                       383           (35)             212
  Capital contributed                                                                  -             -              495
  Dividends paid                                                                     (89)         (212)            (477)
                                                                                --------------------------     -------------
Net cash flows from/(applied to) financing activities                                363          (272)             129
                                                                                --------------------------     -------------

Net cash flow                                                                          7           (28)              (5)
Opening cash position (including bank overdrafts)                                     76            81               81
                                                                                --------------------------     -------------
Closing cash position (including bank overdrafts)                                     83            53               76
                                                                                ==========================     =============

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                   NOTES TO THE CONDENSED FINANCIAL STATEMENTS

NOTE 1    FINANCIAL STATEMENTS

     The condensed consolidated financial statements of Telecom Corporation of New Zealand Limited (the "Company") together with its subsidiaries and associates ("Telecom") have been prepared in accordance with Financial Reporting Standard ("FRS") No.24: Interim Financial Statements, issued by the Institute of Chartered Accountants of New Zealand. These financial statements should be read in conjunction with the financial statements and related notes included in the Company's Annual Report for the year ended 30 June 2001.

     The financial statements for the three months ended 30 September 2000 and 30 September 2001 are unaudited. The financial information for the year ended 30 June 2001 has been extracted from the audited financial statements of Telecom for that year.

     Accounting Policies

     Except for the changes in accounting policies referred to below, the accounting policies used in the preparation of the financial statements for the three months ended 30 September 2001 are consistent with those used in the preparation of the financial statements for the three months ended 30 September 2000. The accounting policies used in the preparation of the financial statements for the three months ended 30 September 2001 are consistent with those used in the preparation of the published financial statements for the year ended 30 June 2001.

     Classification of Capital Notes

     Telecom issued long-term fixed interest unsecured subordinated capital notes in the year ended 31 March 1998. Historically these have been classified in the Statement of Financial Position as a component of equity, with coupons paid to capital note holders disclosed net of tax in the Statement of Financial Performance.

     Subsequent to the issue of the capital notes, International Accounting Standard IAS 39 "Financial Instruments: Recognition and Measurement" and Australian Accounting Standard AASB 1033 "Presentation and Disclosure of Financial Instruments" have been published. Both of these pronouncements, which in the absence of a New Zealand financial reporting standard are applicable sources of NZ GAAP, require instruments such as the capital notes to be classified as debt.

     Accordingly, Telecom has reclassified its capital notes from equity to debt in the financial statements for the three months ended 30 September 2001 and year ended 30 June 2001. Coupon payments on capital notes previously shown separately net of tax have been included pre-tax within interest expense. Movements in the capital notes balance are no longer included in the Statement of Movements in Equity. In the Statement of Cash Flows, payment of capital note coupons previously included separately within cash flows from financing activities have been reclassified to be included within "Interest paid on debt" within cash flows from operating activities.

     In order to facilitate meaningful comparisons with prior periods, the reclassification of capital notes from equity to debt has been reflected throughout all periods presented. These reclassifications have had no impact on Telecom reported net earnings attributable to shareholders or net earnings per share.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                   NOTES TO THE CONDENSED FINANCIAL STATEMENTS

     continued

NOTE 1    FINANCIAL STATEMENTS (continued)

     Revenue Recognition

     During the year ended 30 June 2001 Telecom changed its accounting policy for revenue recognition on sales of prepaid cellular minutes and monthly Internet access billings. Revenue on these products was previously recognised at the time of sale and billing respectively. Under the new policy revenue on these products is recognised as Telecom provides the service, with revenue deferred in respect of that portion of services that is yet to be provided.

     The reason for this change in policy was to align with recently issued overseas guidance on revenue recognition and to be consistent with revenue recognition practices adopted for Telecom's other products. The impact of the change is a one-off reduction in revenue in the year ended 30 June 2001 of $12 million, which has been disclosed as an abnormal item (see Note 3).

     Reclassifications

     Certain reclassifications of prior periods' data have been made to conform to current period classifications.

NOTE 2    CALLING AND OTHER OPERATING REVENUES

                                            Three months ended 30     Year ended
                                                  September             30 June
                                           ------------------------  -----------
                                              2001          2000         2001
     --------------------------------------------------------------  -----------
     (Dollars in millions)                    NZ$            NZ$          NZ$
     --------------------------------------------------------------  -----------
     Calling
         National                              300           294         1,181
         International                         129           145           568
         Other                                  13            13            67
                                           ------------------------  -----------

                                               442           452         1,816
                                           ========================  ===========
     Other operating revenues
         Directories                            54            56           188
         Equipment                              17            17            63
         Miscellaneous other                   185           104           527
         Dividends from associates               -             -           245
         Dividends from other investments        -             -             6
                                           ------------------------  -----------

                                               256           177         1,029
                                           ========================  ===========

     Miscellaneous other revenue comprises revenue from a variety of sources. The significant increase in miscellaneous other revenue for the three months ended 30 September 2001 results from resale services revenue generated by AAPT.

     Miscellaneous other revenue for the three months ended 30 September 2001 includes a gain of $21 million recognised on the prepayment of Telecom's scheduled payment obligations relating to a cross border finance lease. A similar lease was prepaid in the three months ended 30 September 2000 resulting in a gain of $20 million.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                   NOTES TO THE CONDENSED FINANCIAL STATEMENTS

     continued

NOTE 3    ABNORMAL ITEMS

                                                     Three months ended  Year ended
                                                        30 September      30 June
                                                     ------------------ ------------
                                                      2001        2000      2001
     ------------------------------------------------------------------ ------------
     (Dollars in millions)                             NZ$         NZ$       NZ$
     ------------------------------------------------------------------ ------------
     Abnormal Revenues

     Revenue recognition                                 -           -       (12)
                                                     ------------------ ------------
                                                         -           -       (12)
                                                     ================== ============
     Abnormal Expenses

     Close down of CDMA rollout in Australia             -           -       215
     Write-off of network assets and project costs       -           -        41
                                                     ------------------ ------------
                                                         -           -       256
                                                     ================== ============

     Abnormal Revenues

     Revenue Recognition

     During the year ended 30 June 2001 Telecom changed its accounting policy for revenue recognition on sales of prepaid cellular minutes and monthly Internet access billings. Previously, revenue on these products had been recognised at the time of sale and billing respectively. Under the new policy, revenue on these products is recognised as Telecom provides the service, with revenue deferred in respect of that portion of services that is yet to be provided. This change was made to align with recently issued international accounting guidance on revenue recognition and to be consistent with revenue recognition practices adopted for Telecom's other products.

     The impact of this change in accounting policy was a one-off deferral of revenue of $12 million. This is made up of a deferral of cellular revenue of $10 million and Internet revenue of $2 million.

     Abnormal Expenses

     Close Down of CDMA Rollout in Australia

     In December 2000 Telecom announced that AAPT and Lucent Technologies ("Lucent") had agreed to a comprehensive review of the rollout of the A$500 million CDMA mobile network in Australia. On 3 May 2001, Telecom announced that AAPT and Lucent had agreed to close down the rollout of the Australian CDMA mobile network.

     As part of the activities to close down the project, AAPT sought to identify all amounts actually spent or contractually committed in connection with the project. Costs incurred in connection with the project included costs of fixed assets, payments to Lucent and other suppliers, costs associated with site acquisition, costs of labour and consultants employed on the project and other miscellaneous costs. Committed costs consist primarily of lease commitments, further payments to suppliers and other project expenditure. An assessment was carried out to determine the realisable value of assets acquired, either through sale or redeployment, as well as the extent to which committed costs can be mitigated.

     The total charge to abnormal expenses was $215 million (pre tax). This represented $159 million for writing off project costs to date and $56 million provision for future commitments.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                   NOTES TO THE CONDENSED FINANCIAL STATEMENTS continued

NOTE 3   ABNORMAL ITEMS (continued)

     The calculation of the abnormal charge was based on management's estimate of the amount required to reduce the carrying value of assets to recoverable amount and the net amount ultimately required to settle lease liabilities and similar non-cancellable commitments. Actual results could differ from these estimates.

     All outstanding issues with Lucent relating to the project and its closedown have been resolved.

     Write-off of Network Assets and Project Costs

     During the year ended 30 June 2001 a review of network assets was carried out and certain assets were identified as no longer being required for business operations. As these assets were determined to have no residual value, they were fully written-off.

     The majority of the write-off relates to assets acquired in connection with the deployment of residential hybrid fibre/coax ("HFC") cable by First Media Limited (a wholly owned Telecom subsidiary). A decision was made in 1998 to discontinue the deployment and the costs of terminating the rollout and reorganising First Media Limited were provided for in the financial year ended 31 March 1998. The cable assets were retained for the provision of future services, however the usage of these assets has subsequently fallen to minimal levels and the decision has been taken to decommission the network. A total charge of $22 million was included in the results for the year ended 30 June 2001, representing the cost of writing off HFC cables and network equipment and minor decommissioning costs.

     The remainder of the abnormal charge represents the costs of writing off other network equipment made surplus by changing business requirements and the cost of expensing accumulated balances in respect of projects that will not results in assets to Telecom.

NOTE 4   DEPRECIATION AND AMORTISATION

                                          Three months ended 30    Year ended
                                                September           30 June
                                         -----------------------  -------------
                                            2001          2000        2001
     ------------------------------------------------ ----------  -------------
     (Dollars in millions)                   NZ$           NZ$         NZ$
     ------------------------------------------------ ----------  -------------

         Depreciation                        171           149         619
         Amortisation                         27            18         103
                                         ------------ ----------  -------------
                                             198           167         722
                                         ============ ==========  =============


NOTE 5   DIVIDENDS

     Shares Issued in Lieu of Dividends

     Telecom established a Dividend Reinvestment Plan effective from the third quarter of the year ended 30 June 2000. Under the plan, shareholders can elect to receive dividends in cash or additional shares. In respect of the three months ended 30 September 2001, 3,392,684 shares with a total value of $16 million were issued in lieu of a cash dividend.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                   NOTES TO THE CONDENSED FINANCIAL STATEMENTS continued

NOTE 6   CAPITAL CONTRIBUTED

     In May 2001 Telecom undertook an equity placement in order to pay down existing debt, strengthen Telecom's Statement of Financial Position and enhance future financial flexibility. Ninety-one million shares were issued at NZ$5.50 per share.

NOTE 7   COMMITMENTS

     Operating Leases

     Operating lease commitments are mainly in respect of leases of land, buildings and other telecommunications facilities. At 30 September 2001, minimum rental commitments for all non-cancellable operating leases (excluding amounts provided for Australian CDMA lease commitments) were $238 million (30 September 2000: $299 million, 30 June 2001: $289 million).

     Finance Leases

     Telecom has entered into the sale and leaseback of certain assets. At 30 September 2001, the outstanding lease commitments were $17 million (30 September 2000: $83 million, 30 June 2001: $23 million).

     Capital Commitments

     At 30 September 2001, capital expenditure amounting to $144 million (30 September 2000: $799 million, 30 June 2001: $184 million), had been committed under contractual arrangements, with substantially all payments due within three years. The capital expenditure commitments principally relate to telecommunications network assets.

     In addition Telecom has a 50% interest in a group that operates a Trans-Pacific submarine optical fibre cable, called the Southern Cross Cable Network ("Southern Cross"), linking Australia and New Zealand with Hawaii, Fiji and the West Coast of the United States. Southern Cross achieved cable ready-for-service ("RFS") in November 2000 and from 28 February 2001 provided full restoration capability between New Zealand, Australia and United States. In March 1998, Telecom contractually committed to purchase capacity of Southern Cross of approximately US$140 million. Telecom has remaining commitments of US$70 million of which US$57 million is due in November 2001, with the balance payable over the following two years. In November 1999, Telecom committed to purchase further capacity at a cost of US$69 million. Payments of US$12 million, US$23 million, US$23 million and US$11 million are due on 31 January 2002, 2003, 2004 and 2005 respectively. In addition AAPT has committed to purchase capacity on Southern Cross at a cost of approximately US$26 million payable over the coming year.

     Investment in Hutchison 3G Australia

     During the quarter ended 30 September 2001, Telecom completed its acquisition of a 19.9% equity stake in Hutchison 3G Australia ("H3G"). H3G is a dedicated 3G wireless communications company, aiming to be a market leader in the provision of 3G mobile services. H3G was formed as part of an alliance between Telecom, Hutchison Whampoa Limited and Hutchison Telecommunications Australia Limited. The remainder of H3G's equity will be owned by Hutchison Telecommunications (Australia) Limited.

     In addition to this initial equity investment, Telecom has committed to provide a further A$150 million of equity to fund the venture's capital expenditure. Payments comprising this further A$150 million of equity will be made in accordance with H3G's capital expenditure requirements.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                   NOTES TO THE CONDENSED FINANCIAL STATEMENTS continued

NOTE 8   CONTINGENT LIABILITIES

     Lawsuits and Other Claims

     In June 1999, representative and individual plaintiffs filed a claim against Telecom in the Employment Court. The plaintiffs allege breach of various express and implied terms of their employment contracts. The claim is not fully quantified.

     In April 2000, CallPlus Limited ("CallPlus") and two other companies issued proceedings against Telecom alleging breach of contract and the Commerce Act in relation to Telecom's 0867 service. CallPlus seeks injunctive relief and an inquiry into damages.

     On 31 July 2000, the Commerce Commission issued proceedings against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commission seeks a declaration that this contravened s36 of the Commerce Act, a pecuniary penalty, and costs.

     Due to the nature of the Australian telecommunications industry, there are a number of ongoing disputes in respect of charges by telecommunications suppliers. To the extent that these disputes are settled in a manner that is contrary to Telecom's interest, it is possible that they will negatively impact on Telecom's financial position. It is not currently possible to quantify any such impact.

     Various other lawsuits, claims and investigations have been brought or are pending against Telecom.

     The Directors of Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing claims are ultimately resolved against Telecom's interests, and there can be no assurance that such litigation will not have a material adverse effect on Telecom's business, financial condition or results of operations.

     Bank Guarantees

     AAPT had issued bank guarantees totalling A$12 million as at 30 September 2001.

NOTE 9   SIGNIFICANT EVENTS AFTER BALANCE DATE

     On 8 November 2001, the Board of Directors approved the payment of a fourth quarter dividend of $93 million, representing 5 cents per share. In addition, a supplementary dividend totalling $16 million will be payable to shareholders who are not resident in New Zealand. In accordance with the Income Tax Act 1994, Telecom will receive a tax credit from the Inland Revenue Department equivalent to the amount of supplementary dividends paid.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

                   NOTES TO THE CONDENSED FINANCIAL STATEMENTS

continued

NOTE 10 RECONCILIATION OF NET EARNINGS ATTRIBUTABLE TO SHAREHOLDERS TO NET CASH FLOWS FROM OPERATING ACTIVITIES

                                                                            Three months ended 30   Year ended
                                                                                  September           30 June
                                                                            ---------------------   -----------
                                                                              2001        2000          2001
     --------------------------------------------------------------------------------------------   -----------
     (Dollars in millions)                                                     NZ$         NZ$          NZ$
     --------------------------------------------------------------------------------------------   -----------
     Net earnings attributable to shareholders                                 151         161           643
     Adjustments to reconcile net earnings to net cash flows from operating activities:
       Depreciation and amortisation                                           198         167           722
       Bad and doubtful accounts                                                15           8            58
       Deferred income tax                                                     (22)          6            (1)
       Share of losses of associate companies                                    -          11            18
       Minority interests in profits of subsidiaries                             -           1             -
       Abnormal revenues and expenses                                            -           -           268
       Other                                                                   (12)          6           (22)
     Changes in assets and liabilities net of effects of non-cash and investing and financing activities:

       Increase in accounts receivable and related items                      (139)       (127)         (222)
       Decrease/(increase) in inventories                                      (61)          3             1
       Increase in current taxation                                            112          63           108
       Decrease in provisions                                                   (1)         (1)           (5)
       Increase in accounts payable and related items                            7         113           190
                                                                           ----------------------   -----------

     Net cash flows from operating activities                                  248         411         1,758
                                                                           ======================   ===========


NOTE 11  QUARTERLY FINANCIAL INFORMATION

                                                                                                Net
                                                           Net       Earnings                 earnings
                                                         abnormal     before     Earnings   attributable    Net
                                           Operating     revenues/   interest     before         to       earnings
                                           revenues     (expenses)   and tax    income tax  shareholders  per share
                    -----------------------------------------------------------------------------------------------
                    (NZ dollars in millions,                                                               NZ$
                    except per share amounts)
                    -----------------------------------------------------------------------------------------------
     Quarter ended:
        30 September 2001                     1,406         -         339         241           151        0.081
                                           ========================================================================

     Quarter ended:
        30 September 2000                     1,291         -         343         260           161        0.092
        31 December 2000                      1,382         -         317         223           139        0.079
        31 March 2001                         1,606         -         595         496           381        0.217
        30 June 2001                          1,357      (268)         70         (35)          (38)      (0.022)
                                           ------------------------------------------------------------------------

     Year ended 30 June 2001                  5,636      (268)      1,325         944           643        0.364
                                           ========================================================================


     Earnings per share is computed independently for each of the quarters presented. Consequently, the sum of the quarters does not necessarily equal total earnings per share for the year.

           TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES
                              MANAGEMENT COMMENTARY

                                30 SEPTEMBER 2001


OVERVIEW OF CONSOLIDATED RESULTS

Reported net earnings of NZ$151 million for the quarter ended 30 September 2001 ("Q1 2001-02") decreased by NZ$10 million, or 6.2%, from NZ$161 million for the quarter ended 30 September 2000 ("Q1 2000-01").

Net earnings for the quarter represented earnings per share ("EPS") of NZ8.1 cents. EPS decreased by 12.0% for the quarter compared with Q1 2000-01 EPS of NZ9.2 cents. The percentage decrease in EPS was greater than the decrease in net earnings due to an increase in the weighted number of shares outstanding.

The decrease in reported net earnings and EPS was primarily the result of the additional funding costs and goodwill amortisation resulting from the purchase by Telecom of the remaining shares in AAPT Limited that it did not already own in December 2000.

The effect on Q1 2001-02 results was to reduce net earnings by NZ$15 million. Without this impact, net earnings for Q1 2001-02 would have been NZ$166 million, an increase of NZ$5 million on the comparable prior quarter. EPS would have been NZ8.9 cents, a decrease of 3.3% from the comparable quarter in the prior year.

Reported results are summarised in the table below. Further detail is provided in the table on page 17.

======================================================
Telecom Group                     Quarter Ended
                                  30 September

                              2001     2000    Change
                              NZ$M     NZ$M         %
------------------------------------------------------

Operating revenues           1,406     1,291      8.9
Operating expenses             869       781     11.3
                            -----------------
EBITDA*                        537       510      5.3
Depreciation and
    Amortisation               198       167     18.6
                            -----------------
Earnings from operations       339       343     (1.2)
Net interest expense           (98)     (83)     18.1
                            -----------------
Earnings before tax            241       260     (7.3)
Tax expense                    (90)      (87)     3.4
Minorities/associates            -       (12)      NM
                            -----------------

Net earnings                   151       161     (6.2)
                            -----------------
======================================================
* Earnings Before Interest, Taxation, Depreciation and
   Amortisation

NM = not a meaningful comparison

Group operating revenues increased 8.9%. This primarily resulted from growth in data and Internet revenue, as well as growth in other operating revenue (mainly reflecting growth in AAPT's resale revenue). Partially offsetting this, operating expenses grew 11.3%, largely due to higher costs in the International segment. The net effect was EBITDA growth of 5.3%.

Increased depreciation and amortisation (including amortisation of AAPT goodwill) resulted in a decrease in earnings from operations of 1.2%. Coupled with increased interest expense, this resulted in the 6.2% decrease in reported net earnings.

DIVIDENDS

Telecom will pay a fully imputed first quarter dividend of NZ5.0 cents per ordinary share in December 2001. The dividend for the quarter ended 30 September 2000 was NZ5.0 cents per ordinary share.

Telecom's dividend policy is to target an annual dividend payout ratio of around 50% of net earnings. Application of this policy is dependent on earnings, cash flow, and other investment opportunities that might arise in the future.

As a matter of practice, Telecom looks to pay a dividend at the same rate in each of the first three quarters of the financial year, and set the fourth quarter dividend at a level which accommodates the target ratio for full year.

========================================================
First Quarter Dividends

   Ordinary shares                         NZ 5.0 cents
   American Depositary Shares           *US 16.05 cents
   Supplementary dividend (to
    non-resident shareholders)
    Per ordinary share                    NZ 0.88 cents
    Per American Depositary Share        *US 2.82 cents

   "Ex" dividend dates

    New Zealand Stock Exchange          3 December 2001
    Australian Stock Exchange          26 November 2001
    New York Stock Exchange            27 November 2001

   Books closing dates

    New Zealand, Australia Stock
    Exchanges                          30 November 2001
    New York Stock Exchange            29 November 2001

   Payment dates

    New Zealand, Australia             14 December 2001
    New York                           21 December 2001

========================================================

* Based on an exchange rate at 30 September 2001 of NZ$1.00 to US$0.4012.

FORWARD-LOOKING STATEMENTS

This Management Commentary contains forward-looking statements. The words "believe", "expect", "will", "estimate", "project", "forecast", "should", "anticipate", "intend" and similar expressions may identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made by and information currently available to the Company at the time such statements were made. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters discussed herein and certain economic and business factors, some of which may be beyond the control of the Company. Such factors include, but are not limited to, competition in the New Zealand and Australian telecommunications markets, the outcome of pending litigation, the effect of current or future government regulation, technological change in the telecommunications industry, and the state of the New Zealand and Australian economies.

OVERVIEW OF SEGMENTAL RESULTS

In line with recent changes in the way the Telecom group is operated and managed, particularly the integration of AAPT, Telecom has reorganised the way it reports its financial results. Results are reported for Telecom's four reporting segments, which represent Telecom's primary lines of business. The four segments are NZ Wireline, International (including Telecom Network International), Wireless and Internet and Directory Services (refer to the discussion of individual segment performance for a description of the components of each segment).

Telecom measures and evaluates the reporting segments based on adjusted earnings from operations (defined as earnings before interest and tax, excluding abnormal items).

Corporate expenses are not allocated to the operating segments and are included separately in a Corporate and Other category, along with other items that management excludes in assessing segment performance due primarily to their non-recurring and/or non-operational nature. The amortisation of goodwill on the investment in AAPT is also included in Corporate and Other.

Telecom's earnings from operations were NZ$339 million, compared to earnings from operations of NZ$343 million for the quarter ended 30 September 2000. Operating expenses in Corporate and Other for Q1 2001-02 include an additional NZ$8 million of goodwill amortisation relating to the purchase of the remaining shares in AAPT Limited in December 2000. Without this impact, earnings from operations would have been NZ$347 million in Q1 2001-02.

The table below details revenues, expenses and earnings from operations by reporting segment.

======================================================
                                        Quarter Ended
                                        30 September
                                       2001      2000
                                       NZ$M      NZ$M
------------------------------------------------------
NZ Wireline

Operating revenues                      711       697
Operating expenses*                    (408)     (427)
                                   -------------------
Earnings from Operations                303       270
                                   ===================

International

Operating revenues                      495       399
Operating expenses*                    (474)     (370)
                                   -------------------
Earnings from Operations                 21        29
                                   ===================

Wireless

Operating revenues                      251       252
Operating expenses*                    (240)     (226)
                                   -------------------
Earnings from Operations                 11        26
                                   ===================

Internet and Directory Services

Operating revenues                      110        99
Operating expenses*                     (79)      (69)
                                   -------------------
Earnings from Operations                 31        30
                                   ===================

Corporate and Other

Operating revenues                       21        20
Operating expenses*                     (48)      (32)
                                   -------------------
Earnings from Operations                (27)      (12)
                                   ===================

Eliminations#

Operating revenues                     (182)     (176)
Operating expenses*                     182       176
                                   -------------------
Earnings from Operations                  -         -
                                   ===================

Telecom Group

Operating revenues                    1,406     1,291
Operating expenses*                  (1,067)     (948)
                                   -------------------
Earnings from Operations                339       343
                                   ===================

======================================================

*Includes depreciation and amortisation
#Eliminations remove the impact of inter-segment transactions.

NZ WIRELINE

The NZ Wireline segment includes Telecom's fixed line and value added telephony services provided to residential, business and corporate customers in New Zealand by Telecom's Sales and Service and Network business units. The NZ Wireline segment also includes esolutions, an alliance between Telecom, Microsoft and EDS to provide online infrastructure services to business customers.

The NZ Wireline segment provides a full range of telephony services, including local, national, international and 0800 calling; data, broadband and leased line services; and a broad range of value added and intelligent network telephony services. Segment operations, by definition, are entirely within New Zealand.

======================================================
Results of Operations             Quarter Ended
                                   30 September
                              2001     2000    Change
                              NZ$M     NZ$M         %
------------------------------------------------------
Operating Revenues
   Local services              256       262     (2.3)
   Calling                     240       240        -
   Interconnection              31        34     (8.8)
   Data                        114       101     12.9
   Other operating
   revenue                      70        60     16.7
                            ----------------
                               711       697      2.0
Operating Expenses
   Operations and support
   expenses                    313       329     (4.9)
                            ----------------
EBITDA                         398       368      8.2
   Depreciation                 95        98     (3.1)
                            ----------------
Earnings from
Operations                     303       270     12.2
                            ----------------
======================================================

Overview of Results

Overall growth in operating revenues of 2.0%, coupled with a reduction in operations and support expenses of 4.9% saw EBITDA improve by 8.2% for the quarter. A 3.1% reduction in depreciation expense meant that total earnings from operations for NZ Wireline grew 12.2% in the quarter.

The key drivers of revenue growth were data revenue (up 12.9%) and other operating revenue (up 16.7%). These more than offset declining local services and interconnection revenues.

The reduction in operating expenses reflects lower labour costs and other operating expenses.

Local Service Revenue

======================================================
                                   Quarter Ended
                                    30 September
                               2001     2000    Change
                                                     %
------------------------------------------------------
Business & residential access
- Revenue (NZ$m)                206      210     (1.9)
- Access lines
  - residential (000s)        1,359    1,355      0.3
  - business (000s)             310      326     (4.9)
- Centrex lines (000s)           74       80     (7.5)

Non-chargeable local calls
- Call minutes (m)            5,671    4,668     21.5

Local calls *
- Revenue (NZ$m)                 30       33     (9.1)
- Call minutes (m)              835      863     (3.2)

Smartphone, messaging and call track
- Revenue (NZ$m)                 20       19      5.3

* Includes business local calls, residential calls
under NZ20 cents local calling option and Centrex and
VPN local calls
=====================================================

The decrease in business and residential access revenue of NZ$4 million (1.9%) was largely due to a reduction in business access revenue. This reflects a 4.9% decrease in business access lines. The decrease in business access lines was also the main driver of the NZ$3 million decrease in revenue from local calls.

The NZ$1 million increase in Smartphone, messaging and call track revenue was due to an increase in call minder revenue, reflecting a 4.9% increase in the number of call minder mailboxes.

Calling Revenue

Calling revenue is broken down as follows:

======================================================
                                  Quarter Ended
                                   30 September
                              2001     2000    Change
                              NZ$M     NZ$M         %
------------------------------------------------------
Calling revenue
National                       180      179       0.6
International                   47       48      (2.1)
Other                           13       13         -
                             --------------
                               240      240         -
======================================================

National Calling Revenue

======================================================
                                   Quarter Ended
                                    30 September
                               2001     2000    Change
                                                     %
------------------------------------------------------
National calls
- Revenue (NZ$m)                 68       71     (4.2)
- Call minutes (m)              582      594     (2.0)
- Average price (cents)        11.7     12.0     (2.5)

Calls to cellular networks
- Revenue (NZ$m)                 78       73      6.8
- Interconnect cost (NZ$m)       58       51     13.7
                             ---------------
- Gross margin (NZ$m)            20       22     (9.1)

- Call minutes (m)              168      154      9.1
- Average price (cents)        46.4     47.4     (2.1)

National 0800
- Revenue (NZ$m)                 31       32     (3.1)
- Call minutes (m)              191      186      2.7
- Average price (cents)        16.2     17.2     (5.8)
======================================================

In total, national calling revenue increased by 0.6% for Q1 2001-02 compared to Q1 2000-01. This was the result of higher revenue from calls to cellular networks, offset by lower revenue from national calls and 0800.

The decline in revenue from national calls is a function of both a 2.0% decrease in call minutes and a 2.5% decrease in the average price per call minute.

The 6.8% increase in revenue from calls to cellular networks resulted from an increase in call minutes reflecting the increasing percentage of the New Zealand population with mobile phones. The increase in PSTN to cellular interconnect cost also reflects increased call minutes, as well as an increase in the interconnect rate paid to the mobile segment to match rates paid to other carriers. This price increase was the reason for the decrease in gross margin on calls to cellular networks.

0800 Revenue declined 3.1% despite an increase in total call minutes, due to a decrease in the average price per minute.

International Calling Revenue

======================================================
                                   Quarter Ended
                                    30 September
                               2001     2000    Change
                                                     %
------------------------------------------------------
International revenue
- Revenue (NZ$m)                 47       48     (2.1)
- Call minutes (m)              161      162     (0.6)
- Average price (cents)        29.2     29.6     (1.4)
======================================================

The international calling revenue recorded in the NZ Wireline segment represents "outward" calling revenue, where New Zealand customers make calls terminating outside New Zealand.

International calling revenue remained relatively stable quarter on quarter, reflecting stable volumes and prices.

Data Revenue

======================================================
                                  Quarter Ended
                                   30 September
                              2001     2000     Change
                              NZ$M     NZ$M          %
------------------------------------------------------
Data revenue
Digital data service            27       27         -
Lanlink                         16       16         -
Frame relay                      5        3      66.7
Other leased data               15       17     (11.8)
ADSL                             7        2     250.0
IPNet/Netgate                    9        7      28.6
ISDN                            22       21       4.8
Other data                      13        8      62.5
                             --------------
                               114      101      12.9
======================================================

Data revenue grew by 12.9% for Q1 2001-02 compared to Q1 2000-01. Growth was mainly derived from IP and ADSL products, while traditional leased data/networking revenues remained stable.

ADSL revenues increased 250.0% driven by the continued uptake of Telecom's Jetstream service. IPNet and Netgate revenues grew 28.6%.

Frame relay revenue increased by 66.7% reflecting both a higher total number of circuits and a shift towards higher bandwidth circuits. ISDN revenue increased 4.8%, due to increased access revenues reflecting an increased number of ISDN access channels.

Other Operating Revenue

Other operating revenue includes revenue from equipment sales, asset disposals, miscellaneous services provided to other segments and other non-recurring or non-core activities.

Operating Expenses

======================================================
                                  Quarter Ended
                                   30 September
                              2001     2000     Change
                              NZ$M     NZ$M          %
------------------------------------------------------
Operations and support expenses
Labour                           62       66     (6.1)
Cost of sales                   134      133      0.8
Other operating expenses        117      130    (10.0)
                             ---------------
                                313      329     (4.9)

Personnel numbers
Total staff at quarter end    3,598    4,004    (10.1)
======================================================

Labour expense decreased by NZ$4 million (6.1%) in Q1 2001-02 compared to Q1 2000-01. This reflects a 10.1% reduction in staff numbers resulting from efficiency initiatives put in place during 2000-01, mainly in the Network business unit. This was partially offset by lower capitalisation of labour to capital projects and recharges to other segments. Gross personnel costs (prior to labour recoveries) decreased by 9.0% in Q1 2001-02 compared to the comparable quarter in the previous year.

Cost of sales increased by 0.8%, as a result of an increase in total segment revenue.

Other operating expenses in Q1 2001-02 decreased by 10.0% compared to Q1 2000-01. This is also primarily a function of the efficiency initiatives undertaken during 2000-01. The main decreases were in accommodation costs, computer costs and restructuring costs. Accommodation costs decreased due to the consolidation of office accommodation utilised by the segment, with surplus space being sublet to external parties. Computer costs decreased as a result of changes in the internal charging of information systems costs. The decrease in NZ Wireline computer costs is offset by an increase in computer costs borne by Corporate. Reduced redundancy costs reflected the fact that restructuring had been completed by Q1 2001-02.

Depreciation

Depreciation expense decreased by NZ$3 million, or 3.1% in Q1 2001-02 compared to Q1 2000-01. This is due to a slight reduction in the network asset base.

INTERNATIONAL

The International segment includes the Group's Australian and Pacific telecommunications businesses and its international telecommunications business.

The main entities within the international segment are:

AAPT - provides a full range of telecommunications services to residential, business, corporate and government customers in Australia.

TCNZA - provides outsourced telecommunications and IT services to major Australian corporates.

Telecom Network International - provides international telecommunications through a direct network to 60 international carriers and a further 200 bilateral relationships world-wide.

======================================================
Results of Operations             Quarter Ended
                                   30 September
                              2001     2000     Change
                              NZ$M     NZ$M          %
------------------------------------------------------
Operating Revenues
   Local services               11        5     120.0
   Calling                     231      243      (4.9)
   Cellular and other
   mobile                       15       13      15.4
   Interconnection               5        3      66.7
   Internet                      3        2      50.0
   Data                         72       45      60.0
   Resale                      118       77      53.2
   Other operating
   revenues                     40       11     263.6
                            ---------------
                               495      399      24.1
Operating Expenses

   Operations and support
   expenses                    439      352      24.7
                            ---------------
EBITDA                          56       47      19.1
   Depreciation and
   amortisation                 35       18      94.4
                            ---------------
Earnings from
Operations                      21       29     (27.6)
                            ---------------
======================================================

Overview of Results

Growth in operating revenues of 24.1% and operating expenses of 24.7% translated into EBITDA growth of 19.1% for Q1 2001-02 compared to Q1 2000-01. However, a 94.4% increase in depreciation and amortisation resulted in a decrease in earnings from operations of 27.6%.

Revenue growth was derived from data revenue, resale and other operating revenue. Operating expense growth was principally a function of business growth, while increased depreciation reflected additional expenditure on network infrastructure.

Calling Revenue

Calling revenue is broken down as follows:

================================================================================

                                                           Quarter Ended
                                                           30 September
                                                   2001        2000      Change
                                                   NZ$M        NZ$M           %
--------------------------------------------------------------------------------
Calling revenue

National                                            123         116         6.0
International                                       108         127       (15.0)
                                                 -------------------
                                                    231         243        (4.9)

================================================================================

National Calling Revenue

================================================================================

                                                          Quarter Ended
                                                          30 September
                                                   2001        2000      Change
                                                                              %
--------------------------------------------------------------------------------
National calls

- Revenue (NZ$m)                                     58          63        (7.9)
- Call minutes (m)                                  410         350        17.1
- Average price (A$ cents*)                        11.4        13.7       (16.8)

Calls to cellular networks

- Revenue (NZ$m)                                     65          53        22.6
- Call minutes (m)                                  148         108        37.0
- Average price (A$ cents*)                        34.6        37.4        (7.5)

================================================================================

*Average prices have been stated in A$ to remove the impact of currency fluctuations from underlying price trends.

Revenue from national calls decreased by 7.9% as a result of a decline in average price per minute, despite an increase in call minutes.

Despite a 7.5% decline in the average price per minute for PSTN to cellular calls, revenue increased by 22.6%. This is the result of 37.0% growth in call minutes.

International Calling Revenue

The international segment has two sources of international calling revenue. Firstly, there is "wholesale" revenue derived from the operations of Telecom Network International. Secondly, there is "retail" revenue derived by AAPT.

Telecom Network International's revenues come from outward calls originating in the NZ Wireline segment (for which interconnection revenue is received from the NZ Wireline segment), inwards calls originating on other carriers' networks and transits, where Telecom acts as an intermediary carrier on international calls originating and terminating on other carriers' networks. AAPT's international revenues come from outward calls originated by AAPT customers.

================================================================================

                                                           Quarter Ended
                                                           30 September
                                                   2001        2000      Change
                                                   NZ$M        NZ$M           %
--------------------------------------------------------------------------------
International revenue

- Outwards revenue                                   51          62       (17.7)
- Inwards revenue                                    42          54       (22.2)
- Outpayment                                        (50)        (73)      (31.5)
                                                  -------------------
International margin before transits                 43          43           -

- Transit Margin                                     15          11        36.4
                                                  -------------------
Total international margin                           58          54         7.4

================================================================================

Revenue from both outwards and inwards calling declined due to significant decreases in the average price per minute. This reflects decreasing prices in the wholesale market and re-negotiated bilateral agreements with other carriers, particularly for trans-Tasman traffic. While reducing revenue, the renegotiated rates also saw an equivalent reduction in outpayment, meaning that margin was maintained.

The net margin from transit traffic increased by 36.4% as a result of strong growth in transit minutes.

Data Revenue

Data revenue for Q1 2001-02 increased by 60.0% from the corresponding period in the prior year. TCNZA data revenue grew by 370.0% as a result of the successful rollout of data services as part of the Commonwealth Bank of Australia contract. AAPT grew its data revenues by 60.9%, including development of the VicOne network.

Resale

Resale revenue increased by NZ$41 million, or 53.2%, for Q1 2001-02 compared to Q1 2000-01. AAPT launched a bundled residential telephony product incorporating local service resale in late 1999. Successful take-up of this product has driven the growth in resale revenues. The cost of wholesale local call services has however made these services very low margin.

In late September 2001, AAPT announced that it would no longer sell local call services at point of sale, rather it would later offer local call resale to those customers who were significant users of the AAPT's long distance services. Subsequently, changes to the pricing for existing customers have been announced to include an administration fee for the small proportion of full service customers who are low users of long distance services.

Other Operating Revenue

Other operating revenue increased by NZ$29 million. The increase reflects revenue from the sale of network capacity by Telecom Network International, which contributed approximately NZ$16 million to Q1 2001-02 revenue, and growth in the TCNZA business.

Operating Expenses

================================================================================

                                                             Quarter Ended
                                                             30 September
                                                       2001     2000     Change
                                                       NZ$M     NZ$M          %
--------------------------------------------------------------------------------
Operations and support expenses

Labour                                                   45       33       36.4
Cost of sales                                           348      276       26.1
Other operating expenses                                 46       43        7.0
                                                      ----------------
                                                        439      352       24.7

Personnel numbers

Total staff at quarter end                            1,788    1,339       33.5

================================================================================

Labour expenses increased by 36.4%, consistent with an increase in staff numbers of 33.5%. Additional staff were hired in AAPT and TCNZA in line with business growth, and the establishment of the Bendigo call centre.

Cost of sales increased by 26.1%. This reflected increased cost of sales for resale services, partly offset by lower interconnection costs and lower international cost of sales reflecting renegotiated agreements with other carriers.

Despite significant business growth in the international segment, the increase in other operating expenses was only NZ$3 million (7.0%). The increase was the result of increased overheads including accommodation, computer costs and office expenses.

Depreciation and Amortisation

================================================================================

                                                            Quarter Ended
                                                            30 September
                                                       2001     2000     Change
                                                       NZ$M     NZ$M          %

--------------------------------------------------------------------------------
Depreciation and amortisation
Depreciation                                             33       17       94.1
Amortisation                                              2        1      100.0
                                                       ---------------
                                                         35       18       94.4

================================================================================

Depreciation expense increased by 94.1% in Q1 2001-02 compared to Q1 2000-01 as a result of depreciation commencing on new network infrastructure. The largest increase is in AAPT, reflecting recent investment in infrastructure to reduce network costs and support new revenue streams. There were also increases in TCNZA reflecting the rollout of its IP network and in Network International resulting from recently acquired international cable capacity.

WIRELESS

The Wireless segment comprises Telecom Mobile, a provider of wireless voice and data services in New Zealand, and Cellular One, a reseller of wireless services in Australia.

================================================================================

Results of Operations                                        Quarter Ended
                                                             30 September
                                                        2001     2000    Change
                                                        NZ$M     NZ$M         %
--------------------------------------------------------------------------------
Operating Revenues
   Cellular revenue                                      121       120      0.8
   Resale                                                 50        48      4.2
   Other mobile                                           31        41    (24.4)
                                                      ------------------
   Total cellular and other mobile                       202       209     (3.3)
   Interconnection                                        49        43     14.0
                                                      -----------------
                                                         251       252     (0.4)
Operating Expenses
   Operations and support
   expenses                                              204       197      3.6
                                                      ------------------
EBITDA                                                    47        55    (14.5)
   Depreciation and amortisation                          36        29     24.1
                                                      ------------------
Earnings from Operations                                  11        26    (57.7)
                                                      ------------------

================================================================================

Overview of Results

While total revenues were stable, growth in operations and support expenses of 3.6% led to a 14.5% fall in EBITDA for the quarter. Coupled with a 24.1% increase in depreciation and amortisation, this resulted in earnings from operations that were 57.7% lower than the corresponding previous quarter.

While interconnection and resale revenues grew, declining other mobile revenue, due to the divestment of Telecom Mobile Radio and lower equipment sales, led to a marginal decline in total revenue. Growth in operations and support expenses reflected network software fees of NZ$10 million for Q1 2001-02 that were previously capitalised now being expensed, higher advertising expense and lower capital recoveries. An increased depreciation charge resulted from NZ$5 million of depreciation on the new CDMA mobile network.

If the Wireless result were adjusted to exclude the impact of the sale of Telecom Mobile Radio and the expensing of software development fees, total revenue and EBITDA would have increased by 1.2% and 7.0% respectively, while the decrease in earnings from operations would have been 17.2%.

Due to the differing business models of the New Zealand and Australian operations, these are analysed separately below.

New Zealand

================================================================================

                                                            Quarter Ended
                                                            30 September
                                                        2001      2000   Change
                                                        NZ$M      NZ$M        %

--------------------------------------------------------------------------------
New Zealand

Total mobile revenue                                     180       179      0.6
Mobile cost of sales                                     (66)      (82)   (19.5)
                                                      ------------------
Mobile gross margin                                      114        97     17.5

================================================================================

While total mobile revenues increased by 0.6%, decreasing cost of sales resulted in significant growth in mobile gross margin, which increased by 17.5% for Q1 2001-02 compared to Q1 2000-01. The main reason for decreasing cost of sales was lower customer acquisition costs in Q1 2001-02 compared to Q1 2000-01.

Interconnection revenue, primarily from PSTN to cellular calling, increased by NZ$6 million, or 14.0%, reflecting growth in the customer base. Other mobile revenue declined by NZ$7 million, or 43.8%, due to the disposal of Telecom Mobile Radio in May 2001 and lower revenue from equipment sales. Cellular revenues are analysed in more detail below.

================================================================================

                                                             Quarter Ended
                                                              30 September
                                                        2001      2000   Change
                                                                              %
--------------------------------------------------------------------------------
New Zealand - Cellular

Cellular revenue (NZ$m)                                  121       120      0.8
Call minutes (m)                                         271       282     (3.9)

Connections at period end (000s)
- Postpaid                                               510       483      5.6
- Prepaid                                                604       303     99.3
- Third party prepaid                                    223       245     (9.0)
                                                      -----------------
Total                                                  1,337     1,031     29.7

Average Revenue Per User ("ARPU") - NZ$ per month
- Postpaid                                              71.2      75.9     (6.2)
- Prepaid                                                6.4      10.8    (40.7)
- Third party prepaid                                    2.9       3.9    (25.6)
Total                                                   30.9      39.9    (22.4)

Total ARPU including interconnection                    43.4      53.9    (19.5)


================================================================================

Cellular revenue increased marginally in Q1 2001-02 from the corresponding prior quarter. While total connections have continued to grow (with 29.7% growth in connections between 30 September 2000 and 30 September 2001), ARPUs have continued to decline. The decline in total ARPUs is mainly the result of an increasing proportion of prepaid connections in the customer base.

At 30 September 2001, Telecom had 1,337,000 cellular connections in New Zealand. Of this total, approximately 38% were postpaid customers, while approximately 62% were prepaid customers. During the quarter ended 30 September 2001, Telecom commercially launched its new CDMA mobile network. At 30 September 2001 there were approximately 27,000 customers connected to the CDMA network.

Australia

================================================================================

                                                          Quarter Ended
                                                          30 September
                                                   2001        2000     Change
                                                   NZ$M        NZ$M          %
--------------------------------------------------------------------------------
Australia

Total mobile revenue                                 71          73       (2.7)
Mobile cost of sales                                (64)        (63)       1.6
                                                 -------------------
Mobile gross margin                                   7          10      (30.0)

================================================================================

While resale revenues increased by 4.2% (see below), lower revenue from equipment sales led to a decrease in total Australian revenues of 2.7%. Coupled with a 1.6% increase in cost of sales, this led to a 30.0% decrease in Australian gross margin. In order to improve the cost structure of Cellular One, Telecom has entered into a network services agreement with Vodafone for the supply of wholesale cellular minutes, refer "Other Matters - Mobile Network Agreement in Australia".

================================================================================

                                                          Quarter Ended
                                                          30 September
                                                   2001        2000     Change
                                                                             %
-------------------------------------------------------------------------------
Australia - Cellular
Resale revenue (NZ$m)                                50          48        4.2
Connections at period end                           245         221       10.9
(000s)

Average revenue per user                           54.5        56.6       (3.7)
(A$ per month*)

================================================================================

*Average revenue per user has been stated in A$ to remove the impact of currency fluctuations from underlying revenue trends.

Reported resale revenue increased by NZ$2 million, or 4.2%. The reported numbers are however affected by an appreciation of the NZ$ against the A$ between September 2000 and September 2001. The underlying increase in A$ revenues was 7.9%, reflecting an increase in customer numbers of 10.9% and a decline in A$ ARPUs of 3.7%.

Operating Expenses

================================================================================

                                                           Quarter Ended
                                                          30 September
                                                   2001        2000     Change
                                                   NZ$M        NZ$M          %
--------------------------------------------------------------------------------
Operations and support expenses
Labour                                               14          13        7.7
Cost of sales                                       130         145      (10.3)
Other operating expenses                             60          39       53.8
                                                ---------------------
                                                    204         197        3.6

Personnel numbers
Total staff at quarter end                          731         659       10.9

================================================================================

The small increase in labour expense reflects increased staff numbers, predominately in Cellular One. The reduction in cost of sales is discussed above in relation to the mobile gross margin.

Other operating expenses increased by NZ$21 million (53.8%) for Q1 2001-02 compared to Q1 2000-01. Software fees relating to the AMPS/DAMPS networks are now being directly expensed rather than capitalised and depreciated. Previously the software fees related to upgrades and enhancements enabling greater capacity in the network. The contract with the supplier has been renegotiated with the focus now on maintaining the existing network, resulting in the change in accounting treatment. This added NZ$10 million to other operating expenses in Q1 2001-02. Also, advertising costs increased in connection with the launch of the CDMA network and the recovery of costs to capital projects was lower in Q1 2001-02 compared to Q1 2000-01.

Depreciation and Amortisation

================================================================================

                                                         Quarter Ended
                                                         30 September
                                                   2001        2000     Change
                                                   NZ$M        NZ$M          %
--------------------------------------------------------------------------------
Depreciation and amortisation

Depreciation                                         34          27       25.9
Amortisation                                          2           2          -
                                             ------------------------
                                                     36          29       24.1

================================================================================

The increase in depreciation expense of NZ$7 million is mainly the result of depreciation commencing on Telecom's new CDMA network, which was launched in July 2001. The additional depreciation charge in Q1 2001-02 on the CDMA network was NZ$5 million.

INTERNET AND DIRECTORY SERVICES

The Internet and Directory Services segment provides internet access to residential and business customers in New Zealand and Australia, and publishes telephone directories in New Zealand.

The businesses that comprise this segment are:

Xtra - a New Zealand Internet service provider focused predominately on the consumer and small business market.

Connect - an Australian Internet access and e-commerce provider, focused on the business market.

Telecom Directories - publishes White Pages(TM) and Yellow Pages(R) directories in New Zealand.

================================================================================

Results of Operations                                    Quarter Ended
                                                          30 September
                                                   2001       2000       Change
                                                   NZ$M       NZ$M            %

--------------------------------------------------------------------------------
Operating Revenues
   Internet                                          48          37        29.7
   Data                                               6           5        20.0
   Directories                                       55          56        (1.8)
   Other operating revenues                           1           1           -
                                                 --------------------
                                                    110          99        11.1
Operating Expenses
   Operations and support expenses                   72          65        10.8
                                                 --------------------
EBITDA                                               38          34        11.8
   Depreciation and amortisation                      7           4        75.0
                                                 --------------------
Earnings from Operations                             31          30         3.3
                                                 --------------------

================================================================================

Overview of Results

Revenue growth of 11.1%, partially offset by a 10.8% increase in operations and support expenses, led to an increase in EBITDA of 11.8%. Increased depreciation and amortisation charges reduced this to a 3.3% increase in segment earnings from operations for the quarter. The key driver of revenue growth was Internet revenue, which was up 29.7% on the comparable previous quarter. The increase in operating expenses was primarily due to increased cost of sales resulting from increased revenue levels.

Internet Revenue

================================================================================

                                                          Quarter Ended
                                                           30 September
                                                   2001        2000      Change
                                                                              %
--------------------------------------------------------------------------------
Xtra Internet revenue (NZ$m)                         24          18        33.3

Xtra registered customers                           392         313        25.2
(000s)

Xtra dial-up hours (m)                             28.0        15.4        81.8
Average hours per active customer (per month)      30.2        21.9        37.9

Connect Internet revenue (NZ$m)                      24          19        26.3

================================================================================

Xtra's Internet revenue increased by 33.3% for Q1 2001-02 compared to Q1 2000-01. This mainly reflected Xtra's continuing growth in customer numbers, with total registered customers at 30 September 2001 up 25.2% from 30 September 2000. The average hours per active customer has also increased significantly during the same period, however this has had a lesser impact on revenue due to the large number of customers on fixed rate plans.

Connect also saw strong growth in Internet revenues on the back of an expanding customer base. Reported NZ$ Internet revenue increased by 26.3%, though the comparison is impacted by appreciation of the NZ$ against the A$. The increase in underlying A$ revenues was 38.5%, consistent with the increase in Connect's customer numbers.

Directories Revenue

Directories revenue for Q1 2001-02 was NZ$55 million, a decrease of NZ$1 million (1.8%) from the comparable period in the prior year. This was a function of the timing of the publication of regional directories. An additional two directories were published in Q1 2000-01 compared to Q1 2001-02.

Operating Expenses

================================================================================

                                                            Quarter Ended
                                                            30 September
                                                      2001      2000     Change
                                                      NZ$M      NZ$M          %
--------------------------------------------------------------------------------
Operations and support expenses
Labour                                                  19        18       5.6
Cost of sales                                           30        26      15.4
Other operating expenses                                23        21       9.5
                                                     ----------------
                                                        72        65      10.8

Personnel numbers
Total staff at quarter end                           1,001       890      12.5

===============================================================================

The most significant movement in operations and support expenses was a 15.4% increase in cost of sales, predominantly resulting from the increase in Internet revenues. Labour costs increased due to increased staff numbers required to support business growth across the segment.

Depreciation and Amortisation

The increase in depreciation and amortisation expense is mainly due to depreciation on new network infrastructure, mainly in Connect, required to develop network capability.

CORPORATE AND OTHER

Corporate and Other is not an operating segment. It contains those items that are included in the Group financial statements, but are excluded from the results of the operating segments due to their non-operational and/or non-recurring nature.

The principal components of Corporate and Other are corporate and support costs and the amortisation of AAPT goodwill. Any group revenues not directly related to the operating segments are also included in Corporate and Other.

================================================================================

                                                           Quarter Ended
                                                           30 September
                                                      2001      2000    Change
                                                      NZ$M      NZ$M         %
--------------------------------------------------------------------------------
Revenue
Other operating revenue                                 21        20       5.0

Operating Expenses
Operations and support expenses                         22        15      46.7
Depreciation                                             3         2      50.0
Amortisation of AAPT goodwill                           23        15      53.3

Personnel numbers
Total staff at quarter end                             289       294      (1.7)

================================================================================

Corporate revenue consists primarily of gains on prepayment of cross border leases. Included in revenue for Q1 2001-02 is a net gain on prepayment of a cross border lease of NZ$21 million. A similar lease was prepaid in Q1 2000-01, resulting in a net gain of NZ$20 million.

Operations and support expenses increased by NZ$7 million. Much of this increase relates to a change in the internal charging of information systems costs, resulting in a greater proportion of group costs being borne by Corporate. This is offset by lower computer costs in other segments, principally NZ Wireline. Cost recoveries were also lower in Q1 2001-02 compared to Q1 2000-01.

NET INTEREST EXPENSE (CONSOLIDATED)

Net interest expense for Q1 2001-02 increased by $15 million or 18.1% compared to Q1 2000-01. NZ$11 million of this increase was due to additional borrowing to fund the purchase of the remaining approximately 20% of AAPT in December 2000. Funding for growth in the balance sheet accounted for the remainder of the increase.

TAXATION (CONSOLIDATED)

Income tax expense for Q1 2001-02 increased by $3 million or 3.4% compared to Q1 2000-01. The effective tax rate increased from 33.5% in Q1 2000-01 to 37.3% in Q1 2001-02. The effective tax rate is higher than the statutory tax rates in New Zealand and Australia of 33% and 30% respectively due to the amortisation of goodwill for accounting purposes, which is not deductible for tax purposes. The increase in the effective tax rate from Q1 2000-01 to Q1 2001-02 reflects the increase in goodwill amortisation as a result of the purchase of the AAPT minorities in December 2000.

CAPITAL EXPENDITURE

======================================================
                                   Quarter Ended
                                    30 September
                               2001     2000    Change
                               NZ$M     NZ$M         %
------------------------------------------------------
Capital expenditure
NZ Wireline                      47       67    (29.9)
International                    58      118    (50.8)
Wireless                         26       42    (38.1)
Internet and Directories
  Services                        9        9        -
Corporate and Other               1        6    (83.3)
                             ----------------
                                141      242    (41.7)

======================================================

Total capital expenditure for Q1 2001-02 was NZ$141 million, a decrease of 41.7% from the comparable quarter in the previous year.

Currently Telecom expects to spend approximately NZ$900 million on capital expenditure in the year ended 30 June 2002. This compares to capital expenditure in the year ended 30 June 2001 of NZ$1.5 billion.

Of the NZ$900 million expected capital expenditure for 2001-02, approximately NZ$260 million relates to NZ Wireline, NZ$410 million to International, NZ$160 million to Wireless, NZ$30 million to Internet and Directory Services and NZ$40 million to Corporate and Other.

LIQUIDITY AND CAPITAL RESOURCES (CONSOLIDATED)

Telecom believes that its working capital is sufficient for its requirements. Telecom has adequate internal and external resources available, including borrowing capacity, to finance its operating requirements, anticipated capital expenditure, dividends and investments.

The net debt to net debt plus equity ratio was 72.8% at 30 September 2001, compared to 76.5% at 30 September 2000. The proportion of debt due within one year at 30 September 2001 is higher than at 30 June 2001 or 30 September 2000 due to currently unfavourable conditions for the issue of long-term debt. Telecom intends to lengthen the maturity profile of its borrowings as market conditions allow.

Cash Flows

======================================================
                                        Quarter Ended
                                         30 September
                                        2001     2000
                                        NZ$M     NZ$M
------------------------------------------------------

Net cash flows from:

-  operating activities                  248     411

-  investing activities                 (604)   (167)

-  financing activities                  363    (272)
                                      ----------------
Net cash flow                              7     (28)

======================================================

Net cash flows from operating activities for Q1 2001-02 were NZ$248 million, a decrease of NZ$163 million from the comparable previous quarter. This resulted from higher payments to suppliers and employees.

The net cash outflow for investing activities was NZ$604 million, an increase of NZ$437 million from the comparable previous quarter. This resulted from Telecom's investment in Hutchison 3G Pty Limited during Q1 2001-02 and the purchase of short-term investments, partly offset by lower capital expenditure.

The net cash inflow from financing activities in Q1 2001-02 was NZ$363 million, compared to a net cash outflow of NZ$272 million in Q1 2000-01. This represents a net increase in cash provided by financing activities of NZ$635 million, resulting from higher proceeds from short-term debt and lower dividend payments as a result of the change in dividend policy in 2000-01.

ECONOMIC TRENDS

Telecom's operations are significantly affected by the state of the New Zealand and Australian economies.

In New Zealand, gross domestic product ("GDP") grew in real terms by 2.3% for the year ended June 2001. The consensus of current forecasts, as published in September 2001 by New Zealand Institute of Economic Research, indicated rates of GDP growth of 2.3% for the year to March 2002 and of 2.6% for the year to March 2003.

Some of the contributors to the September consensus forecast survey finalised their forecasts prior to the September 11 terrorist attacks in the United States. Consequently, the latest survey does not fully incorporate the implications of these events on the New Zealand economy.

The consumers price index rose 2.4% for the year ended September 2001, with the consensus of current forecasts indicating a rate of 2.6% over the year to March 2002. The official unemployment rate was 5.2% in June 2001 and the consensus forecast indicates a rate of 5.3% in March 2002. The population of New Zealand is approximately 3.8 million.

In Australia, annual economic growth was 1.8% in the year ended June 2001. The Australian consumers price index rose 2.5% over the year ended September 2001. ANZ Bank has forecast economic growth will rise to 2.7% for the year to June 2002, with annual consumer price inflation of 2.0% over the same year. The official unemployment rate was 6.9% in June 2001 with the ANZ Bank predicting a rate of 7.2% in June 2002. The population of Australia is 19.0 million.

COMPETITIVE AND REGULATORY ENVIRONMENT

Following a major inquiry into the telecommunications industry, the Government introduced a new Telecommunications Bill (the "Bill") to the New Zealand Parliament in May 2001. The Parliamentary Commerce Select Committee has considered the Bill and proposed a number of changes in a report back to Parliament.

As reported back, the Bill will establish a regulatory regime with the following key features:

 .    a specialist Telecommunications Commissioner within the Commerce
     Commission;

 .    the "designation" of specific services, allowing the Commissioner to set the terms and conditions of access and prices if requested to do so by firms who have been unable to negotiate commercial terms. Proposed designated services include interconnection with Telecom's fixed telephone network, wholesaling of Telecom's fixed network services, local, cellular and national toll-free telephone number portability; and

 .    provisions allowing the Government to declare Telecommunications Service
     Obligations and for the costs of these to be shared between most industry participants.

The Government has responded to the Select Committee's Bill by announcing that:

 .    the Commission will be required to undertake a review of local loop unbundling and data tails within two years;

 .    it intends to provide the Commission with the power to set the terms and conditions of access (but not the price) for national cellular roaming and cell site co-location; and

 .    it intends changing the wholesale regime by including price-capped services
     (residential local access) in the designation of wholesaling of Telecom's fixed network services.

In September 2001, under the Telecommunications (Information Disclosure) Regulations 1999, Telecom issued a calculation of the cost of residential service subsidies for the six months ended 30 June 2001 under the Kiwi Share obligations ("KSO") contained in Telecom's Constitution. This calculation, together with the calculation for the previous six months, showed a total cost to Telecom of NZ$179.9 million for providing service to subsidised customers for the year ended 30 June 2001.

The Government and Telecom are in discussions over possible amendments to the KSO.

OTHER MATTERS

Hutchison 3G Alliance Progressed

During the quarter ended 30 September 2001, Telecom completed its acquisition of a 19.9% equity stake in Hutchison 3G Australia Pty Limited ("H3G"). H3G is a dedicated 3G wireless communications company, aiming to be a market leader in the provision of 3G mobile services. It was formed as part of an alliance between Telecom, Hutchison Whampoa Limited and Hutchison Telecommunications Australia Limited. Telecom acquired its equity stake in H3G for A$250 million. The remainder of H3G's equity is held by Hutchison Telecommunications Australia.

In addition to this initial equity investment, Telecom has committed to provide a further A$150 million of equity to fund the venture's capital expenditure. Payments comprising this further A$150 million of equity will be made in accordance with H3G's capital expenditure requirements.

Interconnection Agreement with Clear

Telecom's existing interconnection agreement with Clear Communications Limited ("Clear") expired on 30 September 2001. Telecom is currently continuing to provide Clear with interconnection services.

Australian Debt Programme

In August 2001, Telecom announced that it had mandated the Commonwealth Bank of Australia to arrange an A$1.5 billion short and medium-term debt programme in Australia. This programme was due to be launched in September 2001, however it was put on hold due to the unfavourable market conditions that arose following the September 11 terrorist attacks in the United States. Telecom expects to re-launch this programme when market conditions are once again favourable.

Standard & Poor's Rating Change

Effective 3 September 2001, Standard & Poor's changed it's long-term corporate credit rating for Telecom from A+ to A with a stable outlook. In contrast, Moody's Investors Service confirmed its rating on Telecom senior unsecured debt at A1, equivalent to an A+ rating from Standard & Poor's.

Mobile Network Agreement in Australia

In early November 2001, Telecom and Vodafone Australia signed a network services agreement, which will strengthen Telecom's mobile position in Australia.

Under the terms of the agreement, Telecom will purchase capacity at competitive wholesale prices and connect to Vodafone Australia's network, while continuing to market its cellular services to customers through the Cellular One mobile brand.

Network Vendor Relationship

Telecom and Alcatel have entered negotiations to form a long-term strategic relationship for the development of Telecom's fixed line network in New Zealand using new generation IP technologies.

Telecom aims to achieve significant financial benefits through this arrangement as a result of incremental revenues and savings in operating expenditure.

Southern Cross

In August 2001, Telecom indicated a lack of visibility around the exact extent and timing of future dividend income from the Southern Cross Cable Network, reflecting the softening in demand for international bandwidth and cable capacity. The dividend income stream is dependent upon future sales of capacity, capital expenditure requirements and certain financing requirements. Telecom is still uncertain as to the size and timing of future dividend income streams from this investment.

RECONCILIATION OF INTERNAL AND EXTERNAL REVENUES AND EXPENSES

------------------------------------------------------------------------------------------------------------------

                                                                   Internet &
                                                                    Directory   Corporate
                             NZ Wireline  International  Wireless    Services   and Other  Eliminations Total Group
                                NZ$M          NZ$M        NZ$M        NZ$M        NZ$M         NZ$M        NZ$M
------------------------------------------------------------------------------------------------------------------
Operating Revenues
Local service  External        256            11           -           -           -             -         267
               Inter-segment     -             -           -           -           -             -           -
                             -------------------------------------------------------------------------------------
               Total           256            11           -           -           -             -         267
------------------------------------------------------------------------------------------------------------------
Calling

  National     External        179           121           -           -           -             -         300
               Inter-segment     1             2           -           -           -            (3)          -
                             -------------------------------------------------------------------------------------
               Total           180           123           -           -           -            (3)        300
------------------------------------------------------------------------------------------------------------------
 International External         47            82           -           -           -             -         129
               Inter-segment     -            26           -           -           -           (26)          -
                             -------------------------------------------------------------------------------------
               Total            47           108           -           -           -           (26)        129
------------------------------------------------------------------------------------------------------------------
  Other        External         13             -           -           -           -             -          13
               Inter-segment     -             -           -           -           -             -           -
                             -------------------------------------------------------------------------------------
               Total            13             -           -           -           -             -          13
------------------------------------------------------------------------------------------------------------------
Interconnect   External         20             5           3           -           -             -          28
               Inter-segment    11             -          46           -           -           (57)          -
                             -------------------------------------------------------------------------------------
               Total            31             5          49           -           -           (57)         28
------------------------------------------------------------------------------------------------------------------
Cellular &     External          -            15         185           -           -             -         200
Other mobile   Inter-segment     -             -          17           -           -           (17)          -
                             -------------------------------------------------------------------------------------
               Total             -            15         202           -           -           (17)        200
------------------------------------------------------------------------------------------------------------------
Internet       External          -             3           -          47           -             -          50
               Inter-segment     -             -           -           1           -            (1)          -
                             -------------------------------------------------------------------------------------
               Total             -             3           -          48           -            (1)         50
------------------------------------------------------------------------------------------------------------------
Data           External        107            50           -           6           -             -         163
               Inter-segment     7            22           -           -           -           (29)          -
                             -------------------------------------------------------------------------------------
               Total           114            72           -           6           -           (29)        163
------------------------------------------------------------------------------------------------------------------
Other          External         22           158           -          55          21             -         256
               Inter-segment    48             -           -           1           -           (49)          -
                             -------------------------------------------------------------------------------------
               Total            70           158           -          56          21           (49)        256
------------------------------------------------------------------------------------------------------------------

Operating expenses
------------------------------------------------------------------------------------------------------------------
Labour         External         62            45          14          19           9             -         149
               Inter-segment     -             -           -           -           -             -           -
                             -------------------------------------------------------------------------------------
               Total            62            45          14          19           9             -         149
------------------------------------------------------------------------------------------------------------------
Cost of sales  External         51           313         100          12           -             -         477
               Inter-segment    83            35          30          18           -          (166)          -
                             -------------------------------------------------------------------------------------
               Total           134           348         130          30           -          (166)        477
------------------------------------------------------------------------------------------------------------------
Other opex     External        104            57          42          18          22             -         243
               Inter-segment    13           (11)         18           5          (9)          (16)          -
                             -------------------------------------------------------------------------------------
               Total           117            46          60          23          13           (16)        243
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------

GEOGRAPHICAL SEGMENT RESULTS

Three months ended 30 September 2001

----------------------------------------------------------------------------------------------------------
                             New Zealand      Australia          Other       Eliminations     Total Group
                                NZ$M             NZ$M            NZ$M            NZ$M             NZ$M
----------------------------------------------------------------------------------------------------------
Operating revenues
  External revenue                   936             454               16               -           1,406
  Inter-segment revenue                -               1                -              (1)              -
                             -----------------------------------------------------------------------------
                                     936             455               16              (1)          1,406

Operating expenses
  Operating expenses                (432)           (423)             (14)              -            (869)
  Inter-segment expenses              (1)              -                -               1               -
                             -----------------------------------------------------------------------------
                                    (433)           (423)             (14)              1            (869)

                             -----------------------------------------------------------------------------
EBITDA                               503              32                2               -             537

Depreciation and
    Amortisation                     143              29                3              23             198

                             -----------------------------------------------------------------------------
Earnings from operations             360               3               (1)            (23)            339

----------------------------------------------------------------------------------------------------------


Three months ended 30 September 2000

----------------------------------------------------------------------------------------------------------
                             New Zealand      Australia          Other       Eliminations     Total Group
                                NZ$M             NZ$M            NZ$M            NZ$M             NZ$M
----------------------------------------------------------------------------------------------------------
Operating revenues
  External revenue                   909             370               12               -           1,291
  Inter-segment revenue                9               9                -             (18)              -
                             -----------------------------------------------------------------------------
                                     918             379               12             (18)          1,291

Operating expenses
  Operating expenses                (430)           (346)              (5)              -            (781)
  Inter-segment expenses              (9)             (9)               -              18               -
                             -----------------------------------------------------------------------------
                                    (439)           (355)              (5)             18            (781)

                             -----------------------------------------------------------------------------
EBITDA                               479              24                7               -             510

Depreciation and
    Amortisation                     138              13                2              14             167

                             -----------------------------------------------------------------------------
Earnings from operations             341              11                5             (14)            343

----------------------------------------------------------------------------------------------------------

OVERVIEW OF GROUP RESULTS

                                                          Three Months Ended                Variation
                                                              30 September                  2001:2000
---------------------------------------------------------------------------------------------------------

(in NZ$ millions, except percentages)              2001       %       2000        %         $        %
---------------------------------------------------------------------------------------------------------
Operating revenues

Local service                                      267       19.0       266      20.6        1       0.4
Calling
      National                                     300       21.3       294      22.8        6       2.0
      International                                129        9.2       145      11.2      (16)    (11.0)
      Other                                         13        0.9        13       1.0        -         -
                                                ---------------------------------------------------------
                                                   442       31.4       452      35.0      (10)     (2.2)

Interconnection                                     28        2.0        20       1.6        8      40.0
Cellular and other mobile                          200       14.2       208      16.1       (8)     (3.8)
Internet                                            50        3.6        38       2.9       12      31.6
Data                                               163       11.6       130      10.1       33      25.4

Other operating revenues
    Directories                                     54        3.8        56       4.3       (2)     (3.6)
    Equipment                                       17        1.2        17       1.3        -         -
    Miscellaneous other                            185       13.2       104       8.1       81      77.9
                                                ---------------------------------------------------------
                                                   256       18.2       177      13.7       79      44.6
                                                ---------------------------------------------------------
Total operating revenues                         1,406      100.0     1,291     100.0      115       8.9
                                                ---------------------------------------------------------

Operating expenses
    Labour                                         149       10.6       138      10.7       11       8.0
    Cost of sales                                  477       33.9       429      33.2       48      11.2
    Other operating expenses                       243       17.3       214      16.6       29      13.6
                                                ---------------------------------------------------------
Total operating expenses                           869       61.8       781      60.5       88      11.3

EBITDA*                                            537       38.2       510      39.5       27       5.3

    Depreciation and amortisation                  198       14.1       167      13.0       31      18.6
                                                ---------------------------------------------------------
Earnings from operations                           339       24.1       343      26.5       (4)     (1.2)

Net interest expense                               (98)      (7.0)      (83)     (6.4)     (15)     18.1
                                                ---------------------------------------------------------
Earnings before income tax                         241       17.1       260      20.1      (19)     (7.3)

Income tax expense                                 (90)      (6.4)      (87)     (6.7)      (3)      3.4
                                                ---------------------------------------------------------

Earnings after income tax                          151       10.7       173      13.4      (22)    (12.7)


Share of losses of associate companies after         -          -       (11)     (0.8)      11        NM
income tax
Minority interests in profits of subsidiaries        -          -        (1)     (0.1)       1        NM
                                                ---------------------------------------------------------

Net earnings                                       151       10.7       161      12.5      (10)     (6.2)
                                                =========================================================

* Earnings Before Interest, Taxation, Depreciation and Amortisation NM = Not a meaningful comparison

GLOSSARY

ADSL (Asymmetric Digital Subscriber Line) - A technology for delivering a high bit rate link to customers over ordinary copper wire. Data rates can reach 8 Mbit/s from the exchange to the customer and 640 bit/s in the other direction.

CDMA (Code Division Multiple Access) - An advanced radio spectrum sharing technique used in new digital mobile networks.

Cellular connection - For the purposes of measuring cellular connections in this commentary, a cellular connection represents either a cellular phone provided under a current contract (for postpaid cellular), or a cellular phone that has made or received a call in the past six months (for prepaid cellular).

Centrex - The use of conventional PSTN lines and phones so that they appear to be part of a private network. Features include traditional PBX features. Centrex is offered to businesses as an alternative to buying or leasing their own PBXs.

Digital Data Service - A system to provide a private data transmission line for businesses. It provides a dedicated secure link for transmission of data between locations and is customised to suit individual business needs.

Frame Relay - Packet switched data communication that is very good at efficiently handling high speed, "bursty" data (data that is sent in large intermittent bursts) over wide area networks. Packets are routed or "relayed" directly to their destination rather than terminating at each switching node, eliminating processing overheads and increasing throughput speed.

IP (Internet Protocol) - A principal communications protocol used in the Internet.

IPNet - Telecom's network that removes internet traffic from the PSTN network at each exchange and sends it to its destination (usually an Internet Service Provider) via an Internet optimised backbone.

ISDN (Integrated Services Digital Network) - Switched digital transmission system that can carry a range of digitised voice, data and images. Basic Rate Access offers 128 Kbit/s capacity on two channels and Primary Rate Access offers 2 Mbit/s capacity on 30 channels.

Lanlink - A group of Telecom services that link customer LANs (Local Area Networks) together via a Wide Area Network. Solutions involve a degree of customisation in each case.

Netgate - A managed IP Internet access service, enabling access from ISP and business IP networks to global and domestic Internet services via direct connection to an Internet gateway.

PSTN (Public Switched Telephone Network) - A nationwide switched fixed line voice telephone network.

VicOne - The secure private IP network operated for the Victorian State Government by AAPT. VicOne links over 3,500 sites including schools, hospitals, police stations, courts and all other public sector facilities.

VPN (Virtual Private Network) - A carrier provided service in which the public switched network provides the equivalent of a privately established customer network.

0800 - The Telecom New Zealand dialling prefix for toll free calling numbers.

3G (Third Generation - mobile network) - Digital mobile network based on CDMA standards that is capable of delivering data rates up to 2 Mbit/s.

                                                   [LOGO OF TELECOM NEW ZEALAND]



13 November 2001

                                  MEDIA RELEASE

                             TELECOM LIFTS OPERATING
                          PERFORMANCE IN FIRST QUARTER

Telecom today reported net earnings of NZ$151 million for the three months ended 30 September 2001, after the Group lifted its operating performance from the corresponding quarter last year.

Net earnings for the first quarter included additional funding and amortisation costs arising from Telecom's move to 100% ownership of AAPT in December 2000. Excluding these costs, net earnings were NZ$166 million, up 3.1% on the comparable result of NZ$161 million for the three months ended 30 September 2000.

Group EBITDA for the quarter grew 5.3% compared to last year, with operating performance lifted by growth in revenues on both sides of the Tasman, and reduced costs in Telecom's Wireline business in New Zealand.

Chief Executive Theresa Gattung said Telecom was on track with its transformation into an Australasian online and communications group.

Overview of results

                                           Three months ended
                                     30 Sept 2001    30 Sept 2000
                                        (NZ$M)         (NZ$M)

Group operating revenues                1,406          1,291
Group operating expenses                  869            781
EBITDA*                                   537            510
Reported net earnings                     151            161
Adjusted net earnings#                    166            161
Dividend per share (NZ cents)             5.0            5.0

* Earnings before interest, tax, depreciation and amortisation.
# Excludes additional interest costs and goodwill amortisation arising from Telecom's purchase of outstanding AAPT shares in December 2000.

Ms Gattung said an increase of 8.9% in total Group operating revenues for the quarter reflected strong growth in data revenues on both sides of the Tasman.

"We have also made good progress in reducing operating costs in Telecom's core New Zealand operations over the past year and that was another significant driver in this quarter's results," she said.

New Zealand Wireline

Operating revenues in the New Zealand Wireline business increased by 2.0% from the corresponding quarter last year. Data revenue growth of 12.9% was the main driver, reflecting higher usage of services based on Internet Protocol and ADSL technologies.

"Telecom's rollout of ADSL now enables more than 1 million customers access to our fast Internet services, and we continue to see solid takeup of these," Ms Gattung said.

Telecom continued to compete vigorously in access and calling markets, partly through innovation in the packaging of telephony, Internet and entertainment in residential markets, she said. Approximately 14% of all Telecom residential customers are now on access packages.

Operating expenses in New Zealand Wireline business were down 4.9% from the corresponding quarter last year. "This reflects a broad range of initiatives over the past two years to reduce fixed costs and lift operating efficiency," Ms Gattung said. "These initiatives have included our major outsourcing arrangements for information technology and call centre services, and greater efficiency in field force operations."

The New Zealand Wireline business achieved EBITDA for the quarter of NZ$398 million, up 8.2% from the corresponding quarter last year.

Wireless

Ms Gattung said Telecom continued to develop its Wirelesses business in New Zealand and Australia, with a focus on positioning for the future in both markets.

Total mobile revenue in New Zealand grew 0.6% for the quarter despite divestment of the mobile radio business. At 30 September 2001, Telecom had 1.34 million cellular connections, up 30% on a year earlier.

The CDMA network in New Zealand, launched in July 2001, now has around 50,000 connections. Ms Gattung said this total was expected to reach 120,000 by June 2002.

The Group's Australian cellular resale revenue grew 4.2% from the corresponding quarter last year, reflecting a 10.9% increase in customer numbers. Total Australian wireless revenues declined 2.7% due to lower mobile equipment sales.

Ms Gattung said Telecom had signed a wholesale capacity agreement with Vodafone Australia recently which would significantly improve the cost structure of the Group's Cellular One business in the market for current-generation wireless services.

Total operating expenses in the Wireless business grew by 3.6%, with cost of sales in New Zealand down 19.5% due to a reduction in Telecom spending on handsets. Operating expenses overall included costs associated with the expansion of Telecom's network operation following the launch of CDMA.

The Wireless business had EBITDA for the quarter of NZ$47 million, down 14.5% from the corresponding quarter last year.

International

Revenue growth was maintained in Australia, contributing to 24.1% growth in total International revenues (including the Telecom International Network business) for the quarter.

AAPT achieved a 61% increase in data revenue in the first quarter, reflecting the expansion of the VicOne managed data network programme in Victoria. TCNZA continued to grow data revenues in its contract with Commonwealth Bank Group and to pursue other major corporate contracts.

Ms Gattung said AAPT continued to develop and implement strategies aimed at improving margins in key areas of its business.

The International business achieved EBITDA for the quarter of NZ$56 million, up 19.1% from the corresponding quarter last year.

Internet and Directories Services

Ms Gattung said Telecom continued to show leadership in Internet businesses on both sides of the Tasman, with strong revenue growth for the quarter in Xtra (New Zealand) and in Connect (Australia).

Xtra's revenue increased 33.3% compared with the corresponding quarter last year, with Xtra customer numbers up 25% to 392,000 over the year ended 30 September 2001. Connect achieved revenue growth of 26%.

Directories revenue declined 1.8%, reflecting differences between 2001 and 2000 in the timing of two regional directories.

Operating expenses in the Internet and Directories Services business rose 10.8%, driven largely by higher cost of sales associated with growth in business volumes.

The Internet and Directories Services business achieved EBITDA for the quarter of NZ$38 million, up 11.8% from the corresponding quarter last year.

Capex and dividend

Telecom has reduced its forecast capital expenditure for the year to 30 June 2002 from NZ$1.1 billion to NZ$900 million, as the Group maintains a tight reign on its use of capital resources.

Telecom will pay a fully-imputed quarterly dividend of NZ5.0 cents per share, unchanged from the first quarter of the 2000-01 financial year. Shareholders who opt to receive shares in lieu of cash dividends will be offered those shares at a discount of 3% to the price calculated under the Telecom Dividend Reinvestment Plan.

For further information please contact:
Martin Freeth
Telecom Pubic Affairs Manager
Phone 04 498 9361
Mobile 027 242 0174

Telecom Corporation of New Zealand Limited - Historical Restated Quarterly Financial Information
Results from Operations
$NZ M

                                               2001                                           2002
                                     Q1       Q2       Q3       Q4        FY01       Q1      Q2      Q3         Q4     FY02
NZ Wireline

      Operating Revenue             697      706      702      708       2,813      711
      Operating Expenses            427      415      401      415       1,658      408
                                --------------------------------------------------------------------------------------------
      Earnings from Operations      270      291      301      293       1,155      303
                                --------------------------------------------------------------------------------------------

International

      Operating Revenue*            399      501      702      491       2,093      495
      Operating Expenses            370      465      449      458       1,742      474
                                --------------------------------------------------------------------------------------------
      Earnings from Operations       29       36      253       33         351       21
                                --------------------------------------------------------------------------------------------

Wireless

      Operating Revenue             252      267      259      264       1,042      251
      Operating Expenses            226      230      214      220         890      240
                                --------------------------------------------------------------------------------------------
      Earnings from Operations       26       37       45       44         152       11
                                --------------------------------------------------------------------------------------------

Internet & Directory Services

      Operating Revenue              99       84      115       81         379      110
      Operating Expenses             69       67       74       62         272       79
                                --------------------------------------------------------------------------------------------
      Earnings from Operations       30       17       41       19         107       31
                                --------------------------------------------------------------------------------------------

Corporate

      Operating Revenue              20        0        0        6          26       21
      Operating Expenses             32       64       45       57         198       48
                                --------------------------------------------------------------------------------------------
      Earnings from Operations      (12)     (64)     (45)     (51)       (172)     (27)
                                --------------------------------------------------------------------------------------------

Eliminations

      Operating Revenue             176      176      172      181         705      182
      Operating Expenses            176      176      172      181         705      182
                                --------------------------------------------------------------------------------------------
      Earnings from Operations        0        0        0        0           0        0
                                --------------------------------------------------------------------------------------------

Telecom Group

      Operating Revenue#          1,291    1,382    1,606    1,369       5,648    1,406
      Operating Expenses#           948    1,065    1,011    1,031       4,055    1,067
                                --------------------------------------------------------------------------------------------
      Earnings from Operations      343      317      595      338       1,593      339
                                --------------------------------------------------------------------------------------------

      * Q3 Includes Southern Cross Dividend
      # Q4 Excludes abnormal items

Telecom Corporation of New Zealand Limited - Historical Restated Quarterly Financial Information
Wireline Results from Operations
$NZ M

                                                2001                                                2002
                                        Q1       Q2       Q3        Q4        FY01        Q1         Q2     Q3    Q4     FY02
Operating Revenue

     Local Service                     262      261      260       257       1,040       256
     Calling                           240      241      239       231         951       240
     Interconnection                    34       35       37        39         145        31
     Data                              101      103      105       107         416       114
     Other Operating Revenue            60       66       61        74         261        70
                                    ------------------------------------------------------------------------------------------
     Total Revenue                     697      706      702       708       2,813       711
                                    ------------------------------------------------------------------------------------------

Operating Expenses

     Labour                             66       64       59        63         252        62
     Cost of Sales                     133      130      127       131         521       134
     Other Operating Expenses          130      124      118       124         496       117
                                    ------------------------------------------------------------------------------------------
     Total Operating Expenses          329      318      304       318       1,269       313
                                    ------------------------------------------------------------------------------------------

EBITDA                                 368      388      398       390       1,544       398

     Depreciation & Amortisation        98       97       97        97         389        95

                                    ------------------------------------------------------------------------------------------
Earnings from Operations               270      291      301       293       1,155       303
                                    ------------------------------------------------------------------------------------------

Telecom Corporation of New Zealand Limited - Historical Restated Quarterly Financial Information
International Results from Operations
$NZ M

                                                  2001                               2002
                                       Q1     Q2      Q3      Q4     FY01     Q1     Q2     Q3     Q4     FY02
Operating Revenue
     Local Service                      5      8       8      11       32     11
     Calling                          243    260     238     242      983    231
     Cellular and Other                13     13      11      17       54     15
     Interconnection                    3      4       4       5       16      5
     Internet                           2      2       2       2        8      3
     Data                              45     69      72      70      256     72
     Resale                            77     91      99     108      375    118
     Other*                            11     54     268      36      369     40
                                    --------------------------------------------------------------------------
     Total Revenue                    399    501     702     491    2,093    495
                                    --------------------------------------------------------------------------

Operating Expenses
     Labour                            33     46      40      43      162     45
     Cost of Sales                    276    340     324     333    1,273    348
     Other Operating Expenses          43     57      58      53      211     46
                                    --------------------------------------------------------------------------
     Total Operating Expenses         352    443     422     429    1,646    439
                                    --------------------------------------------------------------------------

EBITDA                                 47     58     280      62      447     56

     Depreciation & Amortisation       18     22      27      29       96     35
                                    --------------------------------------------------------------------------
Earnings from Operations               29     36     253      33      351     21
                                    ==========================================================================

   * Q3 Includes Southern Cross Dividend

Telecom Corporation of New Zealand Limited - Historical Restated Quarterly Financial Information
Wireless Results from Operations
$NZ M

                                                   2001                                2002
                                             Q1    Q2     Q3     Q4     FY01     Q1    Q2    Q3    Q4    FY02
Operating Revenue
     Cellular Revenue                        120   127    123    124     494     121
     Resale                                   48    50     48     52     198      50
     Other Mobile                             41    48     47     43     179      31
                                           -------------------------------------------------------------------
     Total Cellular & Other Mobile           209   225    218    219     871     202
                                           -------------------------------------------------------------------
     Interconnection                          43    42     41     45     171      49
                                           -------------------------------------------------------------------
     Total Revenue                           252   267    259    264   1,042     251
                                           -------------------------------------------------------------------

Operating Expenses
     Labour                                   13    13     11     15      52      14
     Cost of Sales                           145   153    140    134     572     130
     Other Operating Expenses                 39    35     34     42     150      60
                                           -------------------------------------------------------------------
     Total Operating Expenses                197   201    185    191     774     204
                                           -------------------------------------------------------------------

EBITDA                                        55    66     74     73     268      47
     Depreciation & Amortisation              29    29     29     29     116      36
                                           -------------------------------------------------------------------
Earnings from Operations                      26    37     45     44     152      11
                                           ===================================================================

Telecom Corporation of New Zealand Limited - Historical Restated Quarterly Financial Information
Internet & Directories Results from Operations
$NZ M

                                                     2001                                     2002
                                              Q1     Q2      Q3      Q4     FY01      Q1    Q2    Q3     Q4     FY02
Operating Revenue
     Internet                                 37     42      43      46      168      48
     Data                                      5      5       5       5       20       6
     Directories                              56     37      67      29      189      55
     Other Operating Revenue                   1      0       0       1        2       1
                                           -------------------------------------------------------------------------
     Total Revenue                            99     84     115      81      379     110
                                           -------------------------------------------------------------------------

Operating Expenses
     Labour                                   18     19      18      18       73      19
     Cost of Sales                            26     24      33      21      104      30
     Other Operating Expenses                 21     19      18      17       75      23
                                           -------------------------------------------------------------------------
     Total Operating Expenses                 65     62      69      56      252      72
                                           -------------------------------------------------------------------------

EBITDA                                        34     22      46      25      127      38
     Depreciation & Amortisation               4      5       5       6       20       7
                                           -------------------------------------------------------------------------
Earnings from Operations                      30     17      41      19      107      31
                                           =========================================================================

Telecom Corporation of New Zealand Limited - Historical Restated Quarterly Financial Information
Corporate & Other Results from Operations
$NZ M

                                                    2001                                       2002
                                           Q1      Q2       Q3      Q4      FY01       Q1     Q2      Q3     Q4    FY02
Operating Revenue
                                       --------------------------------------------------------------------------------
     Other Operating Revenue               20       0        0       6        26       21
                                       --------------------------------------------------------------------------------

Operating Expenses
                                       --------------------------------------------------------------------------------
     Total Operating Expenses              15      31       19      32        97       22
                                       --------------------------------------------------------------------------------

EBITDA                                      5     (31)     (19)    (26)      (71)      (1)
     Depreciation                           2       3        3       2        10        3
     Amortisation of AAPT Goodwill         15      30       23      23        91       23
                                       --------------------------------------------------------------------------------
Earnings from Operations                  (12)    (64)     (45)    (51)     (172)     (27)
                                       ================================================================================

                             APPENDIX I (Rule 10.4)
                             ----------
                  PRELIMINARY FIRST QUARTER REPORT ANNOUNCEMENT

                   Telecom Corporation of New Zealand Limited
                  For the First Quarter Ended 30 September 2001

           (referred to in this report as the "current first quarter")

Preliminary first quarter report on consolidated results (including the results for the previous corresponding first quarter) in accordance with Listing Rule 10.4.2.

This report has been prepared in a manner which complies with generally accepted accounting practice and gives a true and fair view of the matters to which the report relates and is based on unaudited accounts. The Listed Issuer has a formally constituted Audit Committee of the Board of Directors.

                                                                                       -------------------------------------------
                                                                                            CONSOLIDATED OPERATING STATEMENT
                                                                                       -------------------------------------------
                                                                                                                       Previous
1.       OPERATING REVENUE                                                                  Current                 corresponding
                                                                                         first quarter              first quarter
                                                                                            $NZ'000           %        $NZ'000
                                                                                       ------------------------------------------
(a)       Sales revenue                                                                      1,406,000       8.9%       1,291,000

                                                                                       ------------------------------------------

(b)      Other revenue                                                                               -                          -

                                                                                       ---------------               ------------

(c)      Total operating revenue                                                             1,406,000                  1,291,000

                                                                                       ---------------               ------------

2(a)     OPERATING SURPLUS BEFORE UNUSUAL ITEMS AND TAX                                        241,000                    260,000

                                                                                        --------------               ------------

(b)      Unusual items for separate disclosure                                                      -                           -

                                                                                       ------------------------------------------

(c)      OPERATING SURPLUS BEFORE  TAX                                                         241,000      (7.3%)        260,000

                                                                                       ------------------------------------------

(d)      Less tax on operating profit                                                          (90,000)                   (87,000)

                                                                                       ---------------               ------------

(e)      Operating surplus after tax but before minority interests                             151,000                    173,000

                                                                                       ---------------               ------------

(f)      Less minority interests                                                                     -                     (1,000)

                                                                                       ---------------               ------------

(g)      Equity earnings [detail in item 19 below]                                                   -                    (11,000)

                                                                                      -------------------------------------------
(h)      OPERATING SURPLUS AFTER TAX ATTRIBUTABLE TO MEMBERS OF
                 LISTED ISSUER                                                                 151,000      (6.2%)        161,000

                                                                                       ------------------------------------------

3(a)     Extraordinary Items after tax [detail in 6(a)below]                                         -                          -

                                                                                       ---------------               ------------

(b)      Less Minority Interests                                                                     -                          -

                                                                                       ---------------               ------------

(c)      Extraordinary items after tax attributable to Members of the Listed Issuer                  -                          -

                                                                                       ---------------               ------------
4(a)     TOTAL OPERATING SURPLUS AND EXTRAORDINARY ITEMS AFTER TAX
         [2(e) + 2(g) + 3(a) ABOVE]                                                            151,000                    162,000

                                                                                       ---------------               ------------

(b)      Operating Surplus and Extraordinary Items after Tax attributable to                         -                     (1,000)
         Minority Interests [Items 2(f) + 3(b) above]
                                                                                       ------------------------------------------
(c)      OPERATING SURPLUS AND EXTRAORDINARY ITEMS AFTER TAX  ATTRIBUTABLE TO
MEMBERS OF THE LISTED ISSUER [2(h) + 3(c) ABOVE]                                               151,000     (6.2%)         161,000

                                                                                       ------------------------------------------

Note: Certain comparatives have been restated to conform to the current period classifications

Page one

                                                                                      -------------------------------------------
5.       DETAILS OF SPECIFIC RECEIPTS/OUTLAYS,                                                       CONSOLIDATED
         REVENUES/EXPENSES FOR THE FIRST QUARTER
                                                                                      -------------------------------------------

                                                                                                                 Previous
#        Items marked in this way need be shown only where their inclusion as               Current            corresponding
         revenue or exclusion from expenses has had a material effect on reported        first quarter         first quarter
         surplus                                                                            $NZ'000               $NZ'000
                                                                                      -------------------------------------------
(a)      Interest revenue included in Item 2(c) above                                           4,000                12,000
                                                                                      -------------------------------------------
(b)      # Interest revenue included in 5(a) above but not yet received
                                                                                                    -                     -
                                                                                      -------------------------------------------
(c)      Interest expense included in Item 2(c) above (include all forms of
         interest, lease finance charges, etc.)                                              (102,000)              (95,000)
                                                                                      -------------------------------------------
(d)      # Interest costs excluded from 5(c) above and capitalised in asset values             (5,000)               (6,000)
                                                                                      -------------------------------------------

(e)      # Outlays (other than those arising from the acquisition of an existing
         business) capitalised in intangibles                                                     N/A                   N/A
                                                                                      -------------------------------------------
(f)      Depreciation including all forms of amortisation and writing down of
         property/investment                                                                 (171,000)             (149,000)
                                                                                      -------------------------------------------

(g)      Write-off of intangibles                                                             (27,000)              (18,000)
                                                                                      -------------------------------------------
(h)      Unrealised changes in value of investments                                                 -                     -
                                                                                      -------------------------------------------

Note: Certain comparatives have been restated to conform to current period classifications

6.(a)   UNUSUAL AND EXTRAORDINARY ITEMS OF THE GROUP

--------------------------------------------------------------------------------------------------
                                                      GROUP - CURRENT FIRST QUARTER
                                   ---------------------------------------------------------------
                                      Before tax          Related income tax            After tax
DETAILS AND COMMENTS                    $NZ'000                 $NZ'000                  $NZ'000

--------------------------------------------------------------------------------------------------
Unusual Items -
Item 2(b) above                                -                     -                        -
                                   ---------------------------------------------------------------
Total Unusual items                            -                     -                        -
                                   ---------------------------------------------------------------
Extraordinary Items -
Item 3(a) above                                -                     -                        -
                                   ---------------------------------------------------------------
Total extraordinary items                      -                     -                        -
--------------------------------------------------------------------------------------------------

6.(b) COMMENTS BY DIRECTORS If no report in any section, state NIL. If insufficient space below, provide details in the form of notes to be attached to this report.

i. Material factors affecting the revenues and expenses of the group for the current first quarter - Refer Management Commentary.
ii Significant trends or events since end of current first quarter - Refer Management Commentary.
iii. Changes in accounting policies since last Annual Report to be disclosed -

NIL

Page two


                                                                            ----------------------------------------------------
7.       EARNINGS PER SECURITY                                                                 CONSOLIDATED
                                                                            ------------------------- --------------------------
Calculation of basic and fully diluted, EPS in accordance with IAS33:               Current                   Previous
Earnings Per Share                                                               first quarter              corresponding
                                                                                     Cents                  first quarter
                                                                                                                Cents
                                                                            ------------------------- --------------------------
(a)      Basic EPS                                                          (a)      8.1                         9.2

(b)      Diluted EPS (if materially different from (a))                     (b)      N/A                         N/A

                                                                            ------------------------- --------------------------

8.(a) MATERIAL ACQUISITIONS OF SUBSIDIARIES [see Note (VII) attached]:

      (i)   Name of subsidiary or group of subsidiaries.

      (ii)  Contribution to consolidated surplus/(loss) and
            extraordinary items after tax and minority interests.                         $________________-________________

      (iii) Date from which such contribution has been calculated.                         ________________-________________

      (iv)  Operating surplus(deficit) and extraordinary items after tax
            of the subsidiary for the previous corresponding period                       $________________-________________

   (b)      MATERIAL DISPOSALS OF SUBSIDIARIES [see Note (VII) attached]:

      (i)   Name of subsidiary or group of subsidiaries.

      (ii)  Contribution to consolidated operating surplus(deficit) and
            extraordinary items after tax from operation of subsidiary.                   $________________-________________

      (iii) Date to which such contribution has been calculated.                                           -

      (iv)  Contribution to consolidated operating surplus(deficit) and
            extraordinary items after tax for the previous corresponding period           $________________-________________


      (v)   Contribution to consolidated operating surplus(deficit) and
            extraordinary items from sale of subsidiary.                                  $________________-________________

9.    REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS (Refer Annexure One)

      Information on the industry and geographical segments of the Listed Issuer is to be reported for the first quarter in accordance with the provisions of SSAP:23: Financial Reporting for Segments. Because of the differing nature and extent of segments among Listed Issuers, no complete proforma is provided, and the segment information should be completed separately and attached to this report. However, the following shows a suitable list of items for presentation and indicates which amounts should agree with items included elsewhere in the first quarter report:

      SEGMENTS

-     Operating revenue:
          Sales to customers outside the group
          Intersegment sales
          Unallocated revenue

-     Total revenue [consolidated total equal to Item 1(c) above]

-     Segment result

-     Total assets [Equal to Item 10(n) below]


Page three

               STATEMENT OF ASSETS, LIABILITIES AND CAPITAL FUNDS

                                                                 -----------------------------------------------------------
                                                                                        CONSOLIDATED
                                                                 -----------------------------------------------------------
                                                                   At end of current  As shown in last  At end of previous
                                                                     first quarter      Annual Report      corresponding
                                                                        $NZ'000            $NZ'000         first quarter
10.      CURRENT ASSETS                                                                                       $NZ'000
                                                                 -----------------------------------------------------------
         (a)      Cash                                                   136,000             94,000             62,000
                                                                 -----------------------------------------------------------
         (b)      Receivables                                            881,000            755,000            790,000
                                                                 -----------------------------------------------------------
         (c)      Investments                                            240,000            115,000            474,000
                                                                 -----------------------------------------------------------
         (d)      Inventories                                             99,000             38,000             36,000
                                                                 -----------------------------------------------------------
         (e)      Other                                                  271,000            288,000            216,000
                                                                 -----------------------------------------------------------
         (f)      TOTAL CURRENT ASSETS                                 1,627,000          1,290,000          1,578,000
                                                                 -----------------------------------------------------------
         NON-CURRENT ASSETS
                                                                 -----------------------------------------------------------
         (g)      Receivables                                                  -                  -                  -
                                                                 -----------------------------------------------------------
         (h)      Investments                                          1,076,000            737,000            499,000
                                                                 -----------------------------------------------------------
         (i)      Inventories                                                  -                  -                  -
                                                                 -----------------------------------------------------------
         (j)      Property, plant and equipment                        4,825,000          4,901,000          4,356,000
                                                                 -----------------------------------------------------------
         (k)      Intangibles                                          1,964,000          2,044,000          1,658,000
                                                                 -----------------------------------------------------------
         (l)      Other                                                        -                  -                  -
                                                                 -----------------------------------------------------------
         (m)      TOTAL NON-CURRENT ASSETS                             7,865,000          7,682,000          6,513,000
                                                                 -----------------------------------------------------------
         (n)      TOTAL ASSETS                                         9,492,000          8,972,000          8,091,000
                                                                 -----------------------------------------------------------
11.      CURRENT LIABILITIES

         (a)      Bank overdraft                                          53,000             18,000              9,000
                                                                 -----------------------------------------------------------
         (b)      Accounts payable                                       994,000          1,106,000            972,000
                                                                 -----------------------------------------------------------
         (c)      Borrowings                                           2,600,000          2,165,000          1,431,000
                                                                 -----------------------------------------------------------
         (d)      Provisions                                              58,000             59,000              8,000
                                                                 -----------------------------------------------------------
         (e)      Other                                                  433,000            298,000            284,000
                                                                 -----------------------------------------------------------
         (f)      TOTAL CURRENT LIABILITIES                            4,138,000          3,646,000          2,695,000
                                                                 -----------------------------------------------------------
         NON-CURRENT LIABILITIES

         (g)      Accounts payable                                             -                  -                  -
                                                                 -----------------------------------------------------------
         (h)      Borrowings                                           3,282,000          3,298,000          3,861,000
                                                                 -----------------------------------------------------------
         (i)      Provisions                                               2,000              2,000              2,000
                                                                 -----------------------------------------------------------
         (j)      Other                                                    2,000             23,000             79,000
                                                                 -----------------------------------------------------------
         (k)      TOTAL NON-CURRENT LIABILITIES                        3,286,000          3,323,000          3,942,000
                                                                 -----------------------------------------------------------
         (l)      TOTAL LIABILITIES                                    7,424,000          6,969,000          6,637,000
                                                                 -----------------------------------------------------------
         (m)      NET ASSETS                                           2,068,000          2,003,000          1,454,000
                                                                 -----------------------------------------------------------
12.      CAPITAL FUNDS
                                                                 -----------------------------------------------------------
         (a)      Contributed capital                                  1,499,000          1,482,000            942,000
                                                                 -----------------------------------------------------------
         (b)      Reserves    (i)  Revaluation reserve                         -                  -                  -
                                                                 -----------------------------------------------------------
                              (ii) Foreign currency translation          (21,000)           (12,000)           107,000
                                                                 -----------------------------------------------------------
         (c)      Retained surplus (accumulated deficit)                 584,000            527,000            314,000
                                                                 -----------------------------------------------------------
         (d)      CAPITAL FUNDS ATTRIBUTABLE TO MEMBERS
                  OF THE HOLDING COMPANY                               2,062,000          1,997,000          1,363,000
                                                                 -----------------------------------------------------------
         (e)      Outside equity interests in subsidiaries                 6,000              6,000             91,000
                                                                 -----------------------------------------------------------
         (f)      TOTAL CAPITAL FUNDS                                  2,068,000          2,003,000          1,454,000
                                                                 -----------------------------------------------------------

Note: Certain comparatives have been restated to conform to current period classifications


Page four

                  STATEMENT OF CASH FLOWS FOR THE FIRST QUARTER

                                                                                   ----------------- ---------------
                                                                                       Current           Previous
                                                                                    first quarter     corresponding
                                                                                       $NZ'000        first quarter
                                                                                                         $NZ'000
                                                                                   ----------------- ---------------
13.      CASH FLOWS RELATING TO OPERATING ACTIVITIES

         (a)      Receipts from customers                                              1,246,000         1,153,000

         (b)      Interest received                                                            -            12,000

         (c)      Dividends received                                                           -             1,000

         (d)      Proceeds from cross border lease                                        21,000            20,000

         (e)      Payments to suppliers and employees                                   (942,000)         (691,000)

         (f)      Interest paid                                                          (76,000)          (83,000)

         (g)      Income tax paid                                                              -                 -

         (h)      Other - Redundancy, restructuring and Year 2000 payments                (1,000)           (1,000)
                                                                                       ---------         ---------
         (i)      NET OPERATING CASH FLOWS                                               248,000           411,000
                                                                                       ---------         ---------

14.      CASH FLOWS RELATED TO INVESTING ACTIVITIES

         (a)      Cash proceeds from sale of property, plant and equipment                34,000             6,000

         (b)      (Purchase)/sale of long-term investments                              (325,000)          (46,000)

         (c)      Sale/(purchase) of short term investments, net                        (125,000)          134,000

         (d)      Cash paid for purchases of property, plant and equipment              (183,000)         (255,000)

         (e)      Interest paid - capitalised                                             (5,000)           (6,000)

         (f)      Cash paid for purchases of equity investments - AAPT Limited                 -                 -

         (g)      Loans to other entities                                                      -                 -

         (h)      Other                                                                        -                 -
                                                                                       ---------         ---------
         (i)      NET INVESTING CASH FLOWS                                              (604,000)         (167,000)
                                                                                       ---------         ---------

15.      CASH FLOWS RELATED TO FINANCING ACTIVITIES

         (a)      Cash proceeds from issues of shares, options, etc.                           -                 -

         (b)      Proceeds from long term borrowings                                      77,000            56,000

         (c)      Repayment of long term borrowings                                       (8,000)          (81,000)

         (d)      Dividends paid    - Minority Interests                                       -                 -
                                    - Other                                              (89,000)         (212,000)

         (e)      Other - Proceeds from Short Term Debt, net                             383,000           (35,000)
                                                                                       ---------         ---------
         (g)      NET FINANCING CASH FLOWS                                               363,000          (272,000)
                                                                                       ---------         ---------
16.      NET INCREASE (DECREASE) IN CASH HELD                                              7,000           (28,000)

         (a)      Cash at beginning of first quarter                                      76,000            81,000

         (b)      Exchange rate adjustments to Item 16(a) above                            1,000                 -
                                                                                       ---------         ---------
         (c)      CASH AT END OF FIRST QUARTER (including bank overdraft)                 83,000            53,000
                                                                                       ---------         ---------

Certain comparatives have been restated to conform to the current period classifications.

17.  NON-CASH FINANCING AND INVESTING ACTIVITIES

     Provide details of financing and investing transactions which have had a material effect on group assets and liabilities but did not involve cash
     flows.   NIL

Page five

18.  RECONCILIATION OF CASH

     For the purposes of the above statement of cash flows, cash includes cash on hand and in banks, net of bank overdrafts

                                                                               ----------------------- -----------------------
Cash at the end of the first quarter as shown in the statement of cash flows          Current                 Previous
is reconciled to the related items in the accounts as follows:                     first quarter           corresponding
                                                                                      $NZ'000              first quarter
                                                                                                              $NZ'000
                                                                               ----------------------- -----------------------
Cash on hand and at bank                                                                136,000                 62,000
                                                                               ----------------------- -----------------------

Deposits at call                                                                              -                      -
                                                                               ----------------------- -----------------------

Bank Overdraft (included in 11 (d) Other Current Liabilities)                           (53,000)                (9,000)
                                                                               ----------------------- -----------------------

Other (provide details)                                                                       -                      -
                                                                               ----------------------- -----------------------


                                                                               ----------------------- -----------------------

TOTAL = CASH AT END OF FIRST QUARTER  [Item 16(c) above]                                 83,000                 53,000
                                                                               ----------------------- -----------------------


19.    EQUITY ACCOUNTED ASSOCIATED COMPANIES AND OTHER MATERIAL INTERESTS

    Information attributable to the reporting group's share of investments in associated companies and other material interests is to be disclosed by way of separate note below (refer SSAP: 8 Accounting for Business Combinations).

                                                                                     -------------------------------------------
                                                                                                 EQUITY EARNINGS
                                                                                     --------------------- ---------------------
                                                                                           Current               Previous
(i)      GROUP SHARE OF RESULTS OF ASSOCIATED COMPANIES                                 first quarter         corresponding
                                                                                           $NZ'000            first quarter
                                                                                                                 $NZ'000
                                                                                     --------------------- ---------------------
         (a)      OPERATING DEFICIT BEFORE TAX                                                   -               (11,000)

         (b)      Less tax                                                                       -                     -

         (c)      OPERATING DEFICIT AFTER TAX                                                    -               (11,000)

         (d)      (i)     Extraordinary items (gross)                                            -                     -

                  (ii)    Less tax                                                               -                     -

                  (iii)   Extraordinary items (net)                                              -                     -

         (e)      OPERATING DEFICIT AND EXTRAORDINARY ITEMS AFTER TAX                            -               (11,000)

         (f)      Less dividends paid to group                                                   -                     -

         (g)      NET REDUCTION IN EQUITY CARRYING VALUE OF INVESTMENTS
                  FROM CURRENT PROFITS (ITEM 2(g) ABOVE)                                         -               (11,000)
                                                                                   --------------------- ---------------------

Page six

     (ii) MATERIAL INTERESTS IN CORPORATION NOT BEING SUBSIDIARIES

     (a) The Group has a material (from group's viewpoint) interest in the following corporations:

---------------------------------------------------------------------------------------------------------------------------------
                                                       Percentage of ordinary                   Contribution to operating
  Name                                                 shares held at end of              surplus and extraordinary items after
                                                           first quarter                                   tax
---------------------------------------------------------------------------------------------------------------------------------
Equity accounted                                   Current                Previous              Current           Previous
----------------                                first quarter           corresponding        first quarter       corresponding
associated companies                                                    first quarter           $NZ'000          first quarter
--------------------                                                                                               $NZ'000
                                            -------------------------------------------------------------------------------------
                                                                                                     Equity Accounted
                                                                                             ------------------------------------
Pacific Carriage Holdings Limited                    50%                    50%                     -                (2,000)
Southern Cross Cables Holdings Limited               50%                    50%                     -                     -
AOL Australia Online Services Pty Limited            50%                    50%                     -                (9,000)


---------------------------------------------------------------------------------------------------------------------------------
Other material interests                                                                           Not Equity Accounted
------------------------
                                                                                             ------------------------------------









---------------------------------------------------------------------------------------------------------------------------------

                                                                            -----------------------------------------------------
(b)  INVESTMENTS IN ASSOCIATED COMPANIES                                            Current                    Previous
                                                                                  first quarter             corresponding
                                                                                    $NZ'000                 first quarter
                                                                                                               $NZ'000
                                                                            -----------------------------------------------------
                        Carrying value of investments in
                        associated companies (CV)                                          -                      22,000


                        Share of associated companies' retained profits and reserves not included in CV:



                                Retained surplus/(deficit)                                 -                           -

                                Reserves                                                   -                           -


                                                                            -----------------------------------------------------
                        Equity carrying value of investments                               -                         22,000
                                                                            -----------------------------------------------------

Page seven

20.  ISSUED AND QUOTED SECURITIES AT END OF CURRENT FIRST QUARTER

                                                                                                      Paid-Up Value
                                                      Number                    Number                (If not fully paid)
Category of Securities                                Issued                    Quoted                Cents
--------------------------------------------------------------------------------------------------------------------------
PREFERENCE SHARES:                                 ---------------           ----------------         -----------------
# (Description) Special Right Convertible
                                                                             ----------------         -----------------
Preference Share ("Kiwi Share")                                 1
                                                   ---------------           ----------------         -----------------

                                                   ---------------           ----------------         -----------------

Issued during current first quarter                ---------------           ----------------         -----------------

                                                   ---------------           ----------------         -----------------

ORDINARY SHARES:                                   ---------------           ----------------         -----------------

At beginning of current first quarter               1,856,794,360            1,856,794,360            -----------------

Issued during current first quarter                     3,715,008                3,715,008            -----------------

At end of current first quarter                     1,860,509,368            1,860,509,368            -----------------

CONVERTIBLE NOTES                                  $          300m           ----------------         -----------------

     (convertible at $8.275 per share)             ---------------           ----------------         -----------------


Issued during current first quarter (Face value)   ---------------           ----------------         -----------------

                                                   ---------------           ----------------         -----------------

OPTIONS:                                                             Exercise Price                     Expiry Date
                                                                     Weighted Average      Range        Range
At the beginning of first quarter                      11,336,122         $7.296       $5.190-$9.170    Jul 2001 - Jun 2007
Issued during current first quarter                    11,867,139         $4.561       $0.000-$4.700    Dec 2002 - Sep 2007
Exercised during first quarter                                  -              -                   -    -
Lapsed during first quarter                              (372,826)        $7.477       $5.480-$8.540    Jul 2001 - Feb 2007
Forfeited during first quarter                                  -              -                   -    -
At end of current first quarter                        22,830,435         $5.872       $0.000-$9.170    Dec 2001 - Sep 2007
DEBENTURES - Totals only: (Face value)               $        486m        $-----
UNSECURED NOTES - Totals only: (Face value)          $        951m        $-----
OTHER SECURITIES                                     $-----------         $-----

# Description includes rate of dividend or interest and any redemption or conversion rights together with the prices and dates thereof.

21. DIVIDEND: If a decision regarding a dividend has been made, file a completed copy of Appendix 7 with this form.

22.  ANNUAL MEETING                 (a)  To be held at: ___________________________
(Location) (if full year report)
                                    (b)  Date: _____________   Time _______________

                                    (c)  Approximate date of availability of Annual Report: __________________


If this first quarter report was approved by resolution of the Board of Directors, please indicate date of meeting: 8 November 2001
                                                 (date)

/s/ Marko Bogievski                                             12 November 2001
------------------------------------------------------         -----------------
(signed by) Authorised Officer of Listed Issuer                      (date)

Page eight

Annexure One

                   Telecom Corporation of New Zealand Limited
                               Segmental Reporting

             As at and for the three months ended 30 September 2000

     Geographical Segments
     ---------------------

                                  New Zealand       Australian
                                   Operations       Operations     Other Operations   Eliminations       Consolidated
                                      NZ$M             NZ$M              NZ$M             NZ$M               NZ$M
Operating revenue
-----------------

External revenue                        909               370              12                  -            1,291

Internal revenue                          9                 9               -                (18)               -
                                -------------------------------------------------------------------------------------

Total revenue                           918               379              12                (18)           1,291

Segment result                          341                11               5                (14)             343

Segment assets                        4,841             1,270             762              1,218            8,091

     Industry Segments
     -----------------

                                                                         Internet &
                                                                         Directory     Corporate
                           NZ Wireline    International     Wireless      Services     and Other     Eliminations      Total
                               NZ$M           NZ$M            NZ$M          NZ$M          NZ$M           NZ$M           NZ$M
Operating revenue
-----------------

External revenue                   630           350              195            96           20              -           1,291

Internal revenue                    67            49               57             3            -           (176)              -
                           ----------------------------------------------------------------------------------------------------

Total revenue                      697           399              252            99           20           (176)          1,291

Segment result                     270            29               26            30          (12)             -             343

Segment assets #

     # In line with recent changes in the way the Telecom group is operated and managed, Telecom has reorganised the way it reports its financial results. Results are reported for Telecom's four reporting segments, which represent Telecom's primary lines of business. These changes were effective 1 July 2001. Due to the way in which Telecom's accounting systems previously recorded asset information it is not practicable to restate group assets by segment as at 30 September 2000.

Annexure One

                   Telecom Corporation of New Zealand Limited
                              Segmental Reporting

             As at and for the three months ended 30 September 2001

        Geographical Segments
        ---------------------


                      New Zealand      Australian        Other
                       Operations      Operations      Operations     Eliminations     Consolidated
                          NZ$M            NZ$M            NZ$M            NZ$M             NZ$M

Operating revenue
------------------
External revenue           936             454            16                -              1,406

Internal revenue             -               1             -               (1)                 -
                     -------------------------------------------------------------------------------

Total revenue              936             455            16               (1)             1,406

Segment result             360               3            (1)             (23)               339

Segment assets           5,729           1,786           730            1,247              9,492

        Industry Segments
        -----------------

                                                                    Internet &
                        NZ                                          Directory        Corporate
                     Wireline      International     Wireless        Services        and Other    Eliminations     Total
                       NZ$M            NZ$M            NZ$M            NZ$M            NZ$M           NZ$M         NZ$M

Operating revenue
-----------------
External revenue        644             445             188             108             21              -          1,406

Internal revenue         67              50              63               2              -           (182)             -
                     ------------------------------------------------------------------------------------------------------

Total revenue           711             495             251             110             21           (182)         1,406

Segment result          303              21              11              31            (27)             -            339

Segment assets        3,271           2,370           1,057             242          3,614         (1,062)         9,492